UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________
FORM 6-K
_________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2017
Commission file number 1- 33198

_________________________
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40- F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐            No  ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2017

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Revenues (note 6)	273,626	286,298	814,556	877,470
Voyage expenses	(25,102)	(21,495)	(70,439)	(57,427)
Vessel operating expenses (note 6)	(86,769)	(94,008)	(255,464)	(280,121)
Time-charter hire expenses	(20,677)	(18,894)	(61,940)	(53,045)
Depreciation and amortization	(75,304)	(74,159)	(224,317)	(223,138)
General and administrative (notes 6 and 11)	(19,870)	(15,201)	(47,866)	(43,491)
Write-down of vessels (note 14)	(316,726)	—	(318,226)	(43,650)
Restructuring charge (note 13)	(2,885)	(802)	(3,335)	(2,289)
(Loss) income from vessel operations	(273,707)	61,739	(167,031)	174,309

Interest expense (notes 5, 6 and 7)	(38,819)	(35,379)	(111,525)	(104,752)
Interest income	710	298	1,462	995
Realized and unrealized (loss) gain on derivative instruments (note 7)	(19,232)	20,247	(47,561)	(102,280)
Equity income	4,416	4,937	12,316	13,846
Foreign currency exchange (loss) gain (note 7)	(6,526)	817	(13,313)	(15,108)
Other income (expense) - net (notes 3 and 9c)	15,174	(195)	14,262	(21,472)
(Loss) income before income tax (expense) recovery	(317,984)	52,464	(311,390)	(54,462)
Income tax (expense) recovery (note 8)	(2,292)	(1,603)	(4,089)	2,671
Net (loss) income	(320,276)	50,861	(315,479)	(51,791)

Non-controlling interests in net (loss) income	(2,785)	3,161	3,126	7,545
Preferred unitholders' interest in net (loss) income (note 10)	11,917	12,386	36,689	33,449
General Partner’s interest in net (loss) income	(6,373)	706	(7,057)	(1,857)
Limited partners' interest in net (loss) income	(323,035)	34,608	(348,237)	(90,928)
Limited partners' interest in net (loss) income for basic net (loss) income per common unit (note 10)	(302,720)	33,782	(329,543)	(108,484)
Limited partner's interest in net (loss) income per common unit
- basic (note 10)	(1.77)	0.24	(2.10)	(0.92)
- diluted (note 10)	(1.79)	0.24	(2.10)	(0.92)
Weighted-average number of common units outstanding:
- basic	170,657,562	139,057,659	156,966,145	118,046,087
- diluted	182,393,904	157,914,277	156,966,145	118,046,087
Cash distributions declared per unit	0.0100	0.1100	0.1300	0.3300
Related party transactions (note 6)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Net (loss) income	(320,276)	50,861	(315,479)	(51,791)
Other comprehensive income (loss)
Other comprehensive (income) loss before reclassifications
Unrealized (loss) gain on qualifying cash flow hedging instruments (note 7)	(272)	2,182	(3,150)	(17,705)
Amounts reclassified from accumulated other comprehensive loss
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 7)	424	—	1,186	—
Other comprehensive income (loss)	152	2,182	(1,964)	(17,705)
Comprehensive (loss) income	(320,124)	53,043	(317,443)	(69,496)
Non-controlling interests in comprehensive (loss) income	(2,785)	3,161	3,126	7,545
Preferred unitholders' interest in comprehensive (loss) income	11,917	12,386	36,689	33,449
General and limited partners' interest in comprehensive (loss) income	(329,256)	37,496	(357,258)	(110,490)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at September 30,	As at December 31,
	2017	2016
	$	$
ASSETS
Current
Cash and cash equivalents	416,346	227,378
Restricted cash (notes 5, 7 and 9e)	27,470	92,265
Accounts receivable, including non-trade of $19,868 (December 31, 2016 - $13,032)	138,462	114,576
Vessels held for sale (note 14)	12,400	6,900
Net investments in direct financing leases - current (note 3b)	6,004	4,417
Prepaid expenses	26,308	25,187
Due from affiliates (note 6c)	44,765	77,811
Other current assets (note 7)	17,110	21,282
Total current assets	688,865	569,816
Restricted cash - long-term (note 7)	—	22,644
Vessels and equipment
At cost, less accumulated depreciation of $1,476,563 (December 31, 2016 - $1,494,038)	3,825,666	4,084,803
Advances on newbuilding contracts and conversion costs (notes 9a,9b,9e,9f and 9k)	689,252	632,130
Net investments in direct financing leases (note 3b)	12,769	13,169
Investment in equity accounted joint ventures (notes 9d and 12)	168,852	141,819
Deferred tax asset	23,760	24,659
Other assets (note 7)	86,037	100,435
Goodwill	129,145	129,145
Total assets	5,624,346	5,718,620
LIABILITIES AND EQUITY
Current
Accounts payable	37,362	8,946
Accrued liabilities (notes 7 and 11)	210,434	150,281
Deferred revenues	58,484	57,373
Due to affiliates (note 6c)	124,711	96,555
Current portion of derivative instruments (note 7)	53,646	55,002
Current portion of long-term debt (note 5)	731,326	586,892
Current portion of in-process revenue contracts	10,290	12,744
Other current liabilities	1,480	—
Total current liabilities	1,227,733	967,793
Long-term debt (note 5)	2,346,227	2,596,002
Derivative instruments (note 7)	194,354	282,138
Due to affiliates (notes 6b, 6c, 6g, and 6h)	160,757	200,000
In-process revenue contracts	43,204	50,281
Other long-term liabilities	181,420	211,611
Total liabilities	4,153,695	4,307,825
Commitments and contingencies (notes 5, 7 and 9)
Redeemable non-controlling interest	(34)	962
Convertible Preferred Units (nil and 12.5 million units issued and outstanding at September 30, 2017 and December 31, 2016, respectively) (note 10)	—	271,237
Equity
Limited partners - common units (410.0 million and 147.5 million units issued and outstanding at September 30, 2017 and December 31, 2016, respectively) (notes 10 and 11)	999,616	784,056
Limited partners - preferred units (11.0 million units issued and outstanding at September 30, 2017 and December 31, 2016) (note 10)	266,925	266,925
General Partner	14,910	20,658
Warrants (note 10)	132,320	13,797
Accumulated other comprehensive loss	(2,768)	(804)
Non-controlling interests	59,682	53,964
Total equity	1,470,685	1,138,596
Total liabilities and total equity	5,624,346	5,718,620
Subsequent events (note 15)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2017	2016
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	(315,479)	(51,791)
Non-cash items:
Unrealized gain on derivative instruments (note 7)	(88,706)	(4,353)
Equity income, net of dividends received of $7,000 (2016 - $3,472)	(5,316)	(10,374)
Depreciation and amortization	224,317	223,138
Write-down of vessels (note 14)	318,226	43,650
Deferred income tax expense (recovery) (note 8)	2,677	(6,013)
Amortization of in-process revenue contracts	(9,531)	(9,567)
Unrealized foreign currency exchange loss and other	14,260	43,536
Change in non-cash working capital items related to operating activities	64,084	68,277
Expenditures for dry docking	(11,875)	(22,343)
Net operating cash flow	192,657	274,160
FINANCING ACTIVITIES
Proceeds from long-term debt (note 5)	307,004	283,828
Scheduled repayments of long-term debt (note 5)	(419,064)	(314,653)
Prepayments of long-term debt (note 5)	(24,687)	(197,776)
Debt issuance costs (note 5)	(5,696)	(10,988)
Equity contribution from joint venture partners	6,000	750
Proceeds from issuance of common units and warrants (note 10)	640,595	124,879
Proceeds from issuance of preferred units and warrants (note 10)	—	100,000
Repurchase of preferred units (note 10)	(250,022)	—
Expenses relating to equity offerings	(11,564)	(5,911)
Decrease in restricted cash (note 7)	87,439	13,890
Cash distributions paid by the Partnership	(51,087)	(61,827)
Cash distributions paid by subsidiaries to non-controlling interests	(4,404)	(4,610)
Other	(483)	(90)
Net financing cash flow	274,031	(72,508)
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(257,897)	(238,349)
Proceeds from sale of vessels and equipment	—	55,450
Investment in equity accounted joint ventures	(24,101)	(52,873)
Direct financing lease payments received (investments)	4,278	(1,481)
Net investing cash flow	(277,720)	(237,253)
Increase (decrease) in cash and cash equivalents	188,968	(35,601)
Cash and cash equivalents, beginning of the period	227,378	258,473
Cash and cash equivalents, end of the period	416,346	222,872
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	Warrants $	General Partner $	Accumulated Other Comprehensive Loss $	Non- controlling Interests $	Total Equity $	Convertible Preferred Units #	Convertible Preferred Units $	Redeemable Non- controlling Interest $
Balance as at December 31, 2016	147,514	784,056	11,000	266,925	13,797	20,658	(804)	53,964	1,138,596	12,517	271,237	962
Net (loss) income	—	(348,237)	—	16,125	—	(7,057)	—	3,078	(336,091)	—	20,564	48
Other comprehensive loss (note 7)	—	—	—	—	—	—	(1,964)	—	(1,964)	—	—	—
Cash distributions	—	(24,757)	—	(16,125)	—	—	—	—	(40,882)	—	(10,205)	—
Payment-in-kind distributions (note 10)	6,391	19,687	—	—	—	(699)	—	—	18,988	—	(14,022)	—
Distribution to non-controlling interests	—	—	—	—	—	—	—	(3,360)	(3,360)	—	—	(1,044)
Contribution of capital from joint venture partner	—	—	—	—	—	—	—	6,000	6,000	—	—	—
Contribution of capital from Teekay Corporation (notes 6i and 10)	—	44,442	—	—	—	873	—	—	45,315	—	—	—
Proceeds from equity offerings, net of offering costs (note 10)	256,000	505,347	—	—	120,043	588	—	—	625,978	—	—	—
Repurchase of Convertible Preferred Units (note 10)	—	19,588	—	—	—	383	—	—	19,971	(12,517)	(269,993)	—
Equity based compensation and other (note 11)	140	(510)	—	—	(1,520)	164	—	—	(1,866)	—	2,419	—
Balance as at September 30, 2017	410,045	999,616	11,000	266,925	132,320	14,910	(2,768)	59,682	1,470,685	—	—	(34)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Partnership).

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2016, which are included in the Partnership’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 12, 2017. In the opinion of management of the Partnership’s general partner, Teekay Offshore GP L.L.C. (or the general partner), these interim unaudited consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the Partnership’s vessels and the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. Intercompany balances and transactions have been eliminated upon consolidation.

In September 2017, the Partnership entered into a strategic partnership (the Brookfield Transaction) with Brookfield Business Partners L.P., together with its institutional partners (or Brookfield). As part of this transaction, Brookfield and Teekay Corporation invested $610.0 million and $30.0 million respectively, in exchange for 244.0 million and 12.0 million common units, respectively, of the Partnership and 62.4 million and 3.1 million warrants, respectively, exercisable for common units of the Partnership (see note 10). As part of the Brookfield Transaction, Brookfield acquired from a subsidiary of Teekay Corporation a $200.0 million subordinated promissory note of the Partnership (the 2016 Teekay Corporation Promissory Note) in exchange for $140 million in cash and 11.4 million warrants to purchase common units of the Partnership, and the Partnership, Teekay Corporation and Brookfield amended the promissory note to, among other things, extend the maturity date to January 1, 2022 (as amended, the Brookfield Promissory Note) (see note 6h).

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Partnership January 1, 2018 and will be applied as a cumulative-effect adjustment as of this date. The Partnership expects that the adoption of ASU 2014-09 will result in a change in the method of recognizing revenue from contracts of affreightments (or CoAs) whereby revenue will be recognized over the voyage until discharge is complete, instead of over the voyage until tendering notice for the next voyage. This will result in all revenue being fully recognized upon discharge of cargo whereas currently revenue recognition extends into the period the vessel returns to the oil field. This change may result in revenue being recognized earlier which may cause additional volatility in revenue and earnings between periods. In addition, the Partnership expects that the adoption of ASU 2014-09 will result in a change in the method of recognizing revenue for voyage charters, whereby the Partnership’s method of determining proportional performance will change from discharge-to-discharge to load-to-discharge. This will result in no revenue being recognized from discharge of the prior voyage to loading of the current voyage and all revenue being recognized from loading of the current voyage to discharge of the current voyage. This change will result in revenue being recognized later in the voyage which may cause additional volatility in revenue and earnings between periods. The Partnership is in the final stages of completing its assessment of ASU 2014-09, and is focused on developing process changes, determining the transitional impact and completing other items required for the adoption of ASU 2014-09.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Partnership expects to adopt ASU 2016-02 effective January 1, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership expects that the adoption of ASU 2016-02 will result in a change in accounting method for the lease portion of the daily charter hire for the Partnership's chartered-in vessels accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the Partnership will recognize a right-of-use asset and a lease liability on the balance sheet for these charters, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the Partnership’s assets and liabilities. Based on the lease agreements the Partnership has entered into on or prior to September 30, 2017, the expected increase to the Partnership's assets and liabilities is not expected to be material. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right of use asset becomes impaired. The Partnership is in the final stages of completing its assessment of ASU 2016-02, and is focused on developing process changes, determining the transitional impact and completing other items required for the adoption of ASU 2016-02.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statements of cash flows. ASU 2016-09 became effective for the Partnership January 1, 2017. The impact of adopting this new accounting guidance is a change in the Partnership's presentation of cash payments for tax withholdings on share settled equity awards from an operating cash outflow to a financing cash outflow on the Partnership's statements of cash flows.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (or ASU 2016-15), which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statements of cash flows. ASU 2016-15 is effective for the Partnership January 1, 2018, with a retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 is effective for the Partnership January 1, 2018. Adoption of ASU 2016-18 will result in the Partnership’s statements of cash flows being modified to include changes in restricted cash in addition to changes in cash and cash equivalents.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 will be effective for the Partnership January 1, 2019. The Partnership is currently evaluating the effect of adopting this new guidance.

3.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Item 18: Financial Statements: Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2016. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

		September 30, 2017		December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	443,816	443,816	342,287	342,287
Derivative instruments (note 7)
Interest rate swap agreements	Level 2	(185,229)	(185,229)	(203,106)	(203,106)
Cross currency swap agreements	Level 2	(69,547)	(69,547)	(137,379)	(137,379)
Foreign currency forward contracts	Level 2	852	852	(1,786)	(1,786)

Non-Recurring:
Vessels held for sale (note 14)	Level 2	5,500	5,500	6,900	6,900
Vessels and equipment (note 14)	Level 2	47,798	47,798	11,300	11,300
Vessels and equipment and advances on newbuilding contracts and conversion costs (note 14)	Level 3	226,327	226,327	—	—

Other:
Long-term debt - public (note 5)	Level 1	(575,966)	(575,666)	(550,525)	(480,710)
Long-term debt - non-public (note 5)	Level 2	(2,501,587)	(2,472,852)	(2,632,369)	(2,551,697)
Due to affiliates - long term (notes 6g and 6h)	Level 2	(160,757)	(210,618)	(200,000)	(192,982)
Vessels and equipment and advances on newbuilding contracts and conversion costs – In September 2017, as a result of cost overruns and liquidated damages due to the delayed delivery of the Petrojarl I FPSO unit, the Partnership determined that the unit was impaired and wrote down the carrying value of the unit to its estimated fair value based on a discounted cash flow approach. The Partnership determined the discounted cash flows using the expected remaining costs to complete the conversion, the current contracted and projected time charter rates and costs, and estimated residual value, discounted at an estimated market participant rate of 10%. The projected future use takes into consideration the Partnership’s projected time charter rates that could be contracted in future periods. In establishing these estimates, the Partnership has considered current discussions with potential customers, available field expansions and historical experience redeploying FPSOs. The actual carrying value of the completed unit will include the estimated fair value and any remaining costs to complete, which are currently estimated to be $69.0 million, net of recoveries.
In the third quarter of 2017, the Partnership received notice from the charterer, Petrobras, that they plan to redeliver the Cidade de Rio das Ostras FPSO upon completion of the unit's firm charter contract in January 2018. As a result of the change in expected cash flows, the Partnership determined that the unit was impaired and wrote down the carrying value of the unit to its estimated fair value based on a discounted cash flow approach. The Partnership determined the discounted cash flows using the current contract’s time charter rates and operating costs, projected future use on another field, and estimated residual value, discounted at an estimated market participant rate of 10%. The projected future use takes into consideration the Partnership’s projected time charter rates that could be contracted in future periods. In establishing these estimates, the Partnership has considered current discussions with potential customers, available field expansions and historical experience redeploying FPSOs.
In September 2017, as a result of a change in expectations for future opportunities for the HiLoad DP unit, the Partnership determined that the unit was impaired and wrote down the carrying value of the unit to its estimated fair value based on a discounted cash flow approach. The Partnership determined the discounted cash flows using projected future uses and costs, discounted at an estimated market participant rate of 8.2%. The projected future use takes into consideration the recovery, if any, from the unit's terminated contract with Petrobras and the expected costs to place the unit into cold lay-up. In establishing these estimates, the Partnership has considered discussions with potential customers and projected lay-up costs.
As a result of the above, the three units were written down to their respective fair values, which in aggregate totaled $226.3 million.
Contingent consideration liability – In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel), a Norway-based company focused on high-end Units for Maintenance and Safety (or UMS), from CeFront Technology AS (or CeFront) for $4.0 million. The Partnership paid the purchase price in cash at closing, plus a commitment to pay an additional amount of up to $27.6 million, depending on certain performance criteria. For a description of the performance criteria, please refer to Item 18: Financial Statements: Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2015.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

The Arendal Spirit UMS was delivered to the Partnership on February 16, 2015. During the second quarter of 2016, the Partnership canceled the UMS construction contracts for its two remaining UMS newbuildings. This was expected to eliminate any future purchase price contingent consideration payments. Consequently, the contingent liability associated with the UMS newbuildings was reversed in the second quarter of 2016. The gain associated with this reversal is included in Other income (expense) - net on the Partnership's consolidated statements of loss for the three and nine months ended September 30, 2016. In September 2017, CeFront and subsidiaries of the Partnership entered into a settlement agreement relating to this contingent liability (see note 9c).
Changes in the estimated fair value of the Partnership’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the three and nine months ended September 30, 2017 and September 30, 2016 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	Asset (Liability)		Asset (Liability)
	$	$	$	$
Balance at beginning of period	—	—	—	(14,830)
Gain included in Other expense - net	—	—	—	14,830
Balance at end of period	—	—	—	—

b)	Financing Receivables
The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	September 30, 2017	December 31, 2016
			$	$
Direct financing leases	Payment activity	Performing	18,773	17,586

4.	Segment Reporting
The following tables include results for the Partnership’s floating production storage and offloading (or FPSO) unit segment; shuttle tanker segment; floating storage and off-take (or FSO) unit segment; UMS segment; towage segment; and conventional tanker segment for the periods presented in these consolidated financial statements.

Three Months Ended September 30, 2017	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations(2)	Total
Revenues	116,611	135,549	10,205	—	11,431	3,181	(3,351)	273,626
Voyage expenses	—	(20,018)	(258)	—	(6,191)	(45)	1,410	(25,102)
Vessel operating expenses	(40,816)	(31,007)	(5,132)	(4,509)	(5,825)	—	520	(86,769)
Time-charter hire expenses	—	(16,415)	—	—	—	(4,262)	—	(20,677)
Depreciation and amortization	(36,497)	(31,049)	(2,589)	(1,640)	(4,111)	—	582	(75,304)
General and administrative(1)	(11,004)	(6,060)	(446)	(1,019)	(1,251)	(90)	—	(19,870)
Write-down of vessels	(265,229)	(51,497)	—	—	—	—	—	(316,726)
Restructuring charge	—	—	—	(2,885)	—	—	—	(2,885)
(Loss) income from vessel operations	(236,935)	(20,497)	1,780	(10,053)	(5,947)	(1,216)	(839)	(273,707)

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Three Months Ended September 30, 2016	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
Revenues	121,294	128,482	14,251	13,395	5,345	3,531	—	286,298
Voyage expenses	—	(18,898)	(96)	—	(2,440)	(61)	—	(21,495)
Vessel operating expenses	(42,353)	(33,062)	(6,056)	(8,331)	(4,206)	—	—	(94,008)
Time-charter hire expenses	—	(14,723)	—	—	—	(4,171)	—	(18,894)
Depreciation and amortization	(37,180)	(30,166)	(2,205)	(1,647)	(2,961)	—	—	(74,159)
General and administrative(1)	(10,235)	(1,147)	(230)	(2,640)	(859)	(90)	—	(15,201)
Restructuring charge	(597)	(205)	—	—	—	—	—	(802)
Income (loss) from vessel operations	30,929	30,281	5,664	777	(5,121)	(791)	—	61,739

Nine Months Ended September 30, 2017	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations(2)	Total
Revenues	339,713	404,746	32,492	3,916	26,558	10,482	(3,351)	814,556
Voyage expenses	—	(58,615)	(1,013)	—	(12,110)	(111)	1,410	(70,439)
Vessel operating (expenses) recoveries	(110,988)	(86,846)	(14,904)	(28,327)	(14,929)	10	520	(255,464)
Time-charter hire expenses	—	(48,500)	—	—	(925)	(12,515)	—	(61,940)
Depreciation and amortization	(109,496)	(91,711)	(7,729)	(4,907)	(11,056)	—	582	(224,317)
General and administrative(1)	(25,904)	(12,709)	(1,356)	(4,183)	(3,444)	(270)	—	(47,866)
Write-down of vessels	(265,229)	(51,497)	(1,500)	—	—	—	—	(318,226)
Restructuring charge	(450)	—	—	(2,885)	—	—	—	(3,335)
(Loss) income from vessel operations	(172,354)	54,868	5,990	(36,386)	(15,906)	(2,404)	(839)	(167,031)

Nine Months Ended September 30, 2016	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
Revenues(3)	378,793	380,505	42,403	30,612	28,158	16,999	—	877,470
Voyage expenses	—	(45,409)	(431)	—	(10,239)	(1,348)	—	(57,427)
Vessel operating expenses	(130,632)	(91,735)	(17,724)	(25,576)	(13,015)	(1,439)	—	(280,121)
Time-charter hire expenses	—	(44,298)	—	—	—	(8,747)	—	(53,045)
Depreciation and amortization	(111,998)	(90,903)	(6,586)	(5,037)	(8,614)	—	—	(223,138)
General and administrative(1)	(27,126)	(8,975)	(612)	(4,166)	(2,350)	(262)	—	(43,491)
Write-down of vessels	—	—	—	(43,650)	—	—	—	(43,650)
Restructuring charge	(2,084)	(205)	—	—	—	—	—	(2,289)
Income (loss) from vessel operations	106,953	98,980	17,050	(47,817)	(6,060)	5,203	—	174,309

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Includes revenues and expenses earned and incurred between segments of the Partnership, during the three and nine months ended September 30, 2017.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

(3)
Revenues includes a $4.0 million early termination fee received from Teekay Corporation during the nine months ended September 30, 2016, which is included in the Partnership's conventional tanker segment.

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	September 30, 2017	December 31, 2016
	$	$
FPSO segment	2,463,547	2,672,100
Shuttle tanker segment	1,604,134	1,673,348
FSO segment	533,112	407,634
UMS segment	192,642	213,829
Towage segment	377,291	382,973
Conventional tanker segment	5,871	4,818
Unallocated:
Cash and cash equivalents and restricted cash	443,816	342,287
Other assets	3,933	21,631
Consolidated total assets	5,624,346	5,718,620
5.Long-Term Debt

	September 30, 2017	December 31, 2016
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2019	222,414	291,764
Norwegian Kroner Bonds due through 2019	278,803	256,927
U.S. Dollar-denominated Term Loans due through 2021	88,810	112,406
U.S. Dollar-denominated Term Loans due through 2028	2,070,215	2,109,926
U.S. Dollar Non-Public Bonds due through 2024	162,659	166,680
U.S. Dollar Bonds due through 2019	300,000	300,000
Total principal	3,122,901	3,237,703
Less debt issuance costs and other	(45,348)	(54,809)
Total debt	3,077,553	3,182,894
Less current portion	(731,326)	(586,892)
Long-term portion	2,346,227	2,596,002

As at September 30, 2017, the Partnership had four revolving credit facilities (December 31, 2016 - five), which, as at such date, provided for total borrowings of up to $222.4 million (December 31, 2016 - $325.1 million), and were fully drawn (December 31, 2016 - undrawn balance of $33.3 million). The total amount available under the revolving credit facilities reduces by $71.3 million (remainder of 2017), $144.7 million (2018) and $6.4 million (2019). The four revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. One revolving credit facility that, as at December 31, 2016, was guaranteed by Teekay Corporation, matured during the nine months ended September 30, 2017. The revolving credit facilities are collateralized by first-priority mortgages granted on 20 of the Partnership’s vessels, together with other related security. In October 2017, six of the Partnership's existing debt facilities were refinanced with a new $600 million revolving credit facility with Teekay Shuttle Tankers L.L.C., as part of the formation of Teekay Shuttle Tankers L.L.C. (see note 15).

As at September 30, 2017, the Partnership had the following outstanding Norwegian Kroner (or NOK) senior unsecured bonds listed on the Oslo Stock Exchange:

a)
NOK 1,000 million in senior unsecured bonds that mature in January 2019. As at September 30, 2017, the carrying amount of the bonds was $125.6 million. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. The Partnership has entered into cross currency swaps to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 7.45%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see note 7).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

b)
NOK 800 million in senior unsecured bonds, of which NOK 160 million was repayable in January 2018, and the remaining balance of NOK 640 million was repayable in December 2018 at 103% of the amount outstanding. The Partnership was granted a call option, exercisable at any time, to prepay the bonds in amounts ranging from 101% to 103% of the amount of bonds outstanding depending on the timing of settlement. Interest payments on the bonds were based on NIBOR plus a margin of 5.75%. As at September 30, 2017, the carrying amount of the bonds was $100.5 million. During the three months ended September 30, 2017, the holders of these bonds were provided the opportunity to elect to sell to the Partnership their interests in the NOK 800 million senior unsecured bonds and reinvest the proceeds in new $250 million senior unsecured bonds of Teekay Shuttle Tankers L.L.C.. Following this election, in October 2017, the Partnership exercised its call option and refinanced the remaining outstanding balances of the bonds and terminated the associated cross currency swaps (see note 15).

c)
NOK 420 million in senior unsecured bonds, of which NOK 180 million was repaid in October 2017 and NOK 240 million is repayable in November 2018 at 103% of the amount outstanding. The Partnership was granted a call option, exercisable at any time, to prepay the bonds in amounts ranging from 101% to 103% of the amount of bonds outstanding depending on the timing of settlement. Interest payments on the bonds were based on NIBOR plus a margin of 5.75%. As at September 30, 2017, the carrying amount of the bonds was $52.7 million. During the three months ended September 30, 2017, the holders of these bonds were provided the opportunity to elect to sell to the Partnership their interests in the NOK 420 million senior unsecured bonds and reinvest the proceeds in new $250 million senior unsecured bonds of Teekay Shuttle Tankers L.L.C.. Following the election, in October 2017, the Partnership exercised its call option and refinanced the remaining outstanding balances of the bonds and terminated the associated cross currency swaps (see note 15).

As at September 30, 2017, three of the Partnership’s 50%-owned subsidiaries had a total of two outstanding term loans (December 31, 2016 - three), which in the aggregate totaled $88.8 million. During the three months ended September 30, 2017, two of the original term loan facilities were refinanced into a single facility and the maturity date was extended from 2018 to 2021. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2021. These term loans are collateralized by first-priority mortgages on the three shuttle tankers to which the loans relate, together with other related security. As at September 30, 2017, the Partnership had guaranteed $44.4 million of the term loans, which represents its 50% share of the outstanding term loans, and the other owner had guaranteed the remaining $44.4 million of the term loans.

As at September 30, 2017, the Partnership had term loans outstanding for eight shuttle tankers, three East Coast of Canada shuttle tanker newbuildings, three FSO units, four FPSO units, ten towing and offshore installation vessels and vessel newbuildings, and for the Arendal Spirit UMS, which totaled $2.1 billion in the aggregate. For the term loan for two shuttle tankers, one tranche reduces in semi-annual payments while another tranche correspondingly is drawn up every six months with final bullet payments of $29.0 million due in 2022 and $29.1 million due in 2023, respectively. The other term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2028 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at September 30, 2017, the Partnership had guaranteed $1.9 billion of these term loans and Teekay Corporation had guaranteed $219.7 million. In April 2017, Petroleo Netherlands B.V. notified Logitel Offshore Norway AS, a subsidiary of the Partnership, of its termination of the charter contract for the Arendal Spirit UMS. The Partnership has disputed the grounds for termination and is reviewing its legal options, including the initiation of a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The term loan outstanding for the Arendal Spirit UMS, which as at September 30, 2017 had a balance of $112.5 million, was payable within 180 days of the charter cancellation unless a replacement contract was obtained or a lender waiver was received. As of September 30, 2017, the Partnership had reached an agreement with the lenders of the Arendal Spirit UMS debt facility to extend the waiver period to September 30, 2018, in exchange for a principal prepayment of $30.0 million, which was paid in October 2017.

In February 2015, the Partnership issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As at September 30, 2017, the carrying amount of the bonds was $22.0 million. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by a first-priority mortgage on the Dampier Spirit FSO unit, together with other related security, and are guaranteed by the Partnership.

In September 2013 and November 2013, the Partnership issued, in a U.S. private placement, a total of $174.2 million of ten-year senior bonds that mature in December 2023 to finance the Bossa Nova Spirit and Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. The Partnership makes semi-annual repayments on the bonds and as at September 30, 2017, the carrying amount of the bonds was $140.7 million.

In May 2014, the Partnership issued $300.0 million in five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As at September 30, 2017, the carrying amount of the bonds was $300.0 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.00%.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins, except for $66.6 million of one tranche of the term loan for the ALP Maritime Services (or ALP) newbuilding towing and offshore installation vessels, which is fixed at 2.93%. At September 30, 2017, the margins ranged between 0.30% and 4.75% (December 31, 2016 - 0.30% and 4.00%). The weighted-average interest rate on the Partnership’s U.S. Dollar variable rate long-term debt as at September 30, 2017 was 3.5% (December 31, 2016 - 3.0%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 7) or fixed rate facilities.

The aggregate annual long-term debt principal repayments required to be made subsequent to September 30, 2017 are $220.9 million (remainder of 2017), $615.4 million (2018), $781.3 million (2019), $350.9 million (2020), $304.9 million (2021), and $849.5 million (thereafter).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has two revolving credit facilities and six term loans that require the Partnership to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Partnership to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Partnership's option. As at September 30, 2017, these ratios were estimated to range from 117% to 382% and the Partnership was in compliance with the minimum ratios required. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS, FPSO or FSO markets could negatively affect these ratios.

Please read Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Liquidity and Capital Needs for a description of certain covenants contained in the Partnership’s credit facilities and loan agreements. As at September 30, 2017, the Partnership was in compliance with all covenants related to the credit facilities and consolidated long-term debt.
6. Related Party Transactions and Balances

a)
During the three and nine months ended September 30, 2017, two shuttle tankers and three FSO units of the Partnership were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation.

b)
Teekay Corporation and its wholly-owned subsidiaries directly and indirectly provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative service needs. In addition, the Partnership reimburses the general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. Prior to September 25, 2017, Teekay Corporation owned all of the general partner; as part of the Brookfield Transaction, Teekay Corporation sold to Brookfield 49% of the general partner ownership interests. The Partnership's related party transactions were as follows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Revenues (1)	10,446	13,733	34,664	38,651
Vessel operating expenses (2)	(8,108)	(8,889)	(23,741)	(26,951)
General and administrative (3)	(9,809)	(7,469)	(24,189)	(22,817)
Interest expense (4)(5)(6)(7)(8)	(6,946)	(6,927)	(20,840)	(15,409)

_______________

(1)
Includes revenue from time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation. The nine months ended September 30, 2016 includes an early termination fee received by the Partnership from Teekay Corporation of $4.0 million.

(2)	Includes ship management and crew training services provided by Teekay Corporation.

(3)
Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and the general partner for costs incurred on the Partnership’s behalf.

(4)
Includes a guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility, which was repaid in March 2017, and for the Partnership's liabilities associated with the long-term debt financing relating to the East Coast of Canada shuttle tanker newbuildings and certain of the Partnership's interest rate swaps and cross currency swaps (see notes 6i and 7).

(5)
Includes interest expense of $4.7 million and $14.6 million, respectively, for the three and nine months ended September 30, 2017, incurred on the 2016 Teekay Corporation Promissory Note (see note 6g), which bore interest at an annual rate of 10.00% on the outstanding principal balance of $200.0 million, which was acquired by Brookfield on September 25, 2017 (see note 6h).

(6)
Includes interest expense of $0.3 million for the three and nine months ended September 30, 2017, incurred on the Brookfield Promissory Note (see note 6h). The subordinated promissory note bears interest at an annual rate of 10.00% on the outstanding principal balance, which as at September 30, 2017, was $200.0 million. The Brookfield Promissory Note was recorded at the relative fair value at its acquisition date of $163.6 million. The Brookfield Promissory Note is recorded net of debt issuance costs on the Partnership's unaudited consolidated balance sheet as at September 30, 2017. The outstanding principal balance, together with accrued interest, is payable in full on January 1, 2022.

(7)
Includes interest expense of $3.2 million for the nine months ended September 30, 2016, incurred on a $100.0 million convertible promissory note issued to Teekay Corporation, which bore interest at an annual rate of 6.50% on the outstanding principal balance. The convertible promissory note was refinanced on July 1, 2016 under the 2016 Teekay Corporation Promissory Note.

(8)
Includes interest expense of $5.0 million for the nine months ended September 30, 2016, incurred on a $100.0 million, six-month loan made by Teekay Corporation to the Partnership on January 1, 2016, which bore interest at an annual rate of 10.00% on the outstanding principal balance. The loan was refinanced on July 1, 2016 under the 2016 Teekay Corporation Promissory Note.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

c)
At September 30, 2017, the carrying value of due from affiliates totaled $44.8 million (December 31, 2016 - $77.8 million) and of due to affiliates totaled $285.5 million (December 31, 2016 - $296.6 million). Amounts due to and from affiliates, other than the Brookfield Promissory Note, are non-interest bearing and unsecured, and all current due to and from affiliates balances are expected to be settled within the next fiscal year in the normal course of operations or from financings.

d)
In May 2013, the Partnership entered into an agreement with Statoil ASA (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract has been serviced since early-October 2017 by a new FSO unit that was converted from the Randgrid shuttle tanker, which conversion commenced during the second quarter of 2015 (see note 9a). The Partnership received project management and engineering services from certain subsidiaries of Teekay Corporation relating to this FSO unit conversion. These costs are capitalized and included as part of advances on newbuilding contracts and conversion costs and are reclassified to vessels and equipment upon commencement of operations during the fourth quarter of 2017. Cumulative project management and engineering costs paid to Teekay Corporation subsidiaries were $16.9 million as at September 30, 2017 (December 31, 2016 - $13.8 million).

e)
In December 2014, the Partnership entered into an agreement with a consortium led by Queiroz Galvão Exploração e Produção SA (or QGEP) to provide an FPSO unit for the Atlanta field located in the Santos Basin offshore Brazil. In connection with the contract with QGEP, the Partnership acquired the Petrojarl I FPSO from Teekay Corporation for a purchase price of $57 million (see note 9e). The Partnership has received project management and engineering services from certain subsidiaries of Teekay Corporation relating to this FPSO unit upgrade. These costs are capitalized and included as part of advances on newbuilding contracts and conversion costs and are reclassified to vessels and equipment upon commencement of operations of the unit, which is expected in early-2018. Cumulative project management and engineering costs paid to Teekay Corporation subsidiaries were $3.7 million as at September 30, 2017 (December 31, 2016 - $2.8 million).

f)
In June 2015, the Partnership entered into 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services for oil production on the East Coast of Canada. The Partnership entered into contracts to construct three Suezmax DP2 shuttle tanker newbuildings. These vessels will replace the existing vessels servicing the East Coast of Canada. Two of the three newbuildings delivered in October and November 2017, respectively, and the third newbuilding is expected to be delivered in early-2018 (see note 9f). The Partnership has received project management and engineering services from certain subsidiaries of Teekay Corporation relating to the construction of these shuttle tankers. These costs are capitalized and included as part of advances on newbuilding contracts and conversion costs and are reclassified to vessels and equipment upon delivery of the vessels. Cumulative project management and engineering costs paid to Teekay Corporation subsidiaries were $3.4 million as at September 30, 2017 (December 31, 2016 - $2.2 million).

g)
Effective July 1, 2016, the Partnership issued the 2016 Teekay Corporation Promissory Note to a subsidiary of Teekay Corporation. The 2016 Teekay Corporation Promissory Note bore interest at an annual rate of 10.00% on the outstanding principal balance, which was payable quarterly, and of which (a) 5.00% was payable in cash and (b) 5.00% was payable in common units of the Partnership or in cash, at the election of Teekay Corporation. If the Partnership paid cash for the second 5.00% of interest, the Partnership was required to raise at least an equal amount of cash proceeds from the issuance of common units in advance of or within six months of the applicable interest payment date. The outstanding principal balance of the 2016 Teekay Corporation Promissory Note, together with accrued interest, was payable in full on January 1, 2019. During the three and nine months ended September 30, 2017, the Partnership incurred $4.7 million and $14.6 million, respectively, of interest expense (three and nine months ended September 30, 2016 - $5.0 million), of which $9.6 million was paid in cash and the remainder was settled through the issuance of 1.7 million common units of the Partnership under the terms of the 2016 Teekay Corporation Promissory Note. On September 25, 2017, the Partnership, Teekay Corporation and Brookfield entered into an agreement to amend and restate this subordinated promissory note (see note 6h).

h)
Effective September 25, 2017, the Partnership, Teekay Corporation and Brookfield amended and restated the 2016 Teekay Corporation Promissory Note to create the Brookfield Promissory Note, concurrently with Brookfield’s acquisition of the promissory note from a subsidiary of Teekay Corporation. The amendments, among other things, extended the maturity date of the promissory note to January 1, 2022. The Brookfield Promissory Note bears interest at an annual rate of 10.00% on the outstanding principal balance, which is payable quarterly, and of which (a) 5.00% is payable in cash and (b) 5.00% is payable in common units of the Partnership, or in cash, at the election of Brookfield. If the Partnership pays cash for the second 5.00% of interest, the Partnership must raise at least an equal amount of cash proceeds from the issuance of common units in advance of or within six months of the applicable interest payment date, until certain of the Partnership's NOK senior unsecured bonds are repaid in full, which occurred in November 2017 (see note 15). The outstanding principal balance of the Brookfield Promissory Note, which as at September 30, 2017, was $200.0 million, together with accrued interest, is payable in full on January 1, 2022. During the three and nine months ended September 30, 2017, the Partnership incurred $0.3 million of interest expense under the terms of the Brookfield Promissory Note.

i)
In June 2016, as part of various other financing initiatives, Teekay Corporation agreed to provide financial guarantees for the Partnership's liabilities associated with the long-term debt financing relating to the East Coast of Canada newbuilding shuttle tankers until their deliveries (which was October and November 2017, respectively, for the first two newbuildings, and which is expected for early-2018 for the third newbuilding) (see note 9f), and for certain of the Partnership's interest rate swaps and cross currency swaps until early-2019. The guarantees covered liabilities totaling up to a maximum amount of $495 million. During the three and nine months ended September 30, 2017, guarantee fees of $1.9 million and $5.8 million, respectively (three and nine months ended September 30, 2016 - $1.8 million) were recognized in interest expense on the Partnership's consolidated statements of loss, which represents the estimated fee a third party would charge to provide such financial guarantees. The guarantee fee was accounted for as an equity contribution by Teekay Corporation in the Partnership's consolidated statement of changes in total equity, as Teekay Corporation has provided such financial guarantees at no cost to the Partnership. Effective September 25, 2017, the Partnership secured the release of all of these financial guarantees provided by Teekay Corporation relating to the Partnership's interest rate swap and cross currency swap agreements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

7. Derivative Instruments and Hedging Activities

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the nine months ended September 30, 2017 as cash flow hedges.

As at September 30, 2017, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge	Average Forward Rate (1)	Expected Maturity
				2017	2018
				(in thousands of U.S. Dollars)
Norwegian Kroner	165,000	532	8.20	12,289	7,829
Euro	3,750	320	0.92	4,087	—
		852		16,376	7,829
(1)Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
In connection with its issuance of NOK bonds, the Partnership has entered into cross currency swaps pursuant to which it receives the principal amount in NOK on the repayment and maturity dates, in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and repayments of principal amounts of the Partnership’s NOK bonds due through 2019 (see note 5). In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds. In September 2017, the Partnership partially settled certain of these cross currency swaps and incurred a realized loss during the three and nine months ended September 30, 2017, which is included in foreign currency exchange (loss) gain in the consolidated statements of (loss) income.
As at September 30, 2017, the Partnership was committed to the following cross currency swaps:

Notional Amount NOK (thousands)	Principal Amount USD (thousands)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability) $	Remaining Term (years)
		Reference Rate	Margin

224,970 (1)(2)(3)	38,002	NIBOR	5.75%	8.84%	(10,731)	1.2
283,100 (1)(2)(4)	50,794	NIBOR	5.75%	7.58%	(16,402)	1.3
1,000,000	162,200	NIBOR	4.25%	7.45%	(42,414)	1.3
					(69,547)
(1) Notional amount reduces equally with NOK bond repayments (see note 5).
(2) These swaps were partially settled during the three months ended September 30, 2017. The remaining amounts of the swaps were settled in October 2017 (see note 15).

(3)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 3.9 million for $0.7 million (see note 5).
(4) Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 6.8 million for $1.2 million (see note 5).

Interest Rate Risk
The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. Certain interest rate swaps are designated and accounted for as hedges within the Partnership's equity-accounted for investments (see note 12). As at September 30, 2017, the Partnership has not designated, for accounting purposes, its interest rate swaps as hedges in the consolidated financial statements.
As at September 30, 2017, the Partnership was committed to the following interest rate swap agreements:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	600,000	(134,087)	8.2	4.8%
U.S. Dollar-denominated interest rate swaps (3) (4)	LIBOR	1,080,298	(51,142)	4.4	2.8%
		1,680,298	(185,229)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at September 30, 2017, ranged between 0.30% and 4.75%

(2)	Notional amount remains constant over the term of the swap.

(3)	Principal amount reduces quarterly or semi-annually.

(4)
During the three and nine months ended September 30, 2017 the Partnership and the applicable financial institutions agreed to lower the fixed interest rate on certain of the swaps, extend the termination option of such swaps by two years to 2021, and eliminate the related financial guarantee and security package currently provided by Teekay Corporation in return for a prepayment amount and fees.

For the periods indicated, the following tables present the effective and ineffective portion of the gain (loss) on interest rate swap agreements designated and qualifying as cash flow hedges. The following tables exclude any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity accounted joint ventures.

Three Months Ended September 30, 2017				Three Months Ended September 30, 2016
Effective	Effective			Effective	Effective
Portion	Portion			Portion	Portion
Recognized	Reclassified	Ineffective		Recognized	Reclassified	Ineffective
in AOCI (1)	from AOCI (2)	Portion (3)		in AOCI (1)	from AOCI (2)	Portion (3)
—	(424)	—	Interest expense	640	—	126	Interest expense
—	(424)	—		640	—	126

Nine Months Ended September 30, 2017				Nine Months Ended September 30, 2016
Effective	Effective			Effective	Effective
Portion	Portion			Portion	Portion
Recognized	Reclassified	Ineffective		Recognized	Reclassified	Ineffective
in AOCI (1)	from AOCI (2)	Portion (3)		in AOCI (1)	from AOCI (2)	Portion (3)
(460)	(1,186)	(7)	Interest expense	(3,870)	—	984	Interest expense
(460)	(1,186)	(7)		(3,870)	—	984

(1)	Effective portion of designated and qualifying cash flow hedges recognized in accumulated other comprehensive income (or AOCI).

(2)	Effective portion of designated and qualifying cash flow hedges recorded in AOCI during the term of the hedging relationship and reclassified to earnings.

(3)	Ineffective portion of designated and qualifying cash flow hedges.
As at September 30, 2017, the Partnership had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts governed by the same master agreement. Each of the master agreements provide for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Partnership’s consolidated balance sheets. As at September 30, 2017, these derivatives had an aggregate fair value asset amount of $0.9 million and an aggregate fair value liability amount of $204.0 million (December 31, 2016 - an aggregate fair value asset amount of $0.1 million and an aggregate fair value liability amount of $216.7 million). As at September 30, 2017, the Partnership had $3.2 million on deposit with the relevant counterparties as security for cross currency swap liabilities under certain master agreements (December 31, 2016 - $30.2 million). The deposit is presented in Restricted cash and Restricted cash - long-term on the consolidated balance sheets.

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Other Current Assets $	Other Assets $	Accrued Liabilities $	Current Portion of Derivative Liabilities $	Derivative Liabilities $
As at September 30, 2017
Foreign currency contracts	898	—	—	(46)	—
Cross currency swaps	—	—	(1,521)	(13,718)	(54,308)
Interest rate swaps	315	791	(6,407)	(39,882)	(140,046)
	1,213	791	(7,928)	(53,646)	(194,354)

As at December 31, 2016
Foreign currency contracts	119	—	—	(1,634)	(271)
Cross currency swaps	—	—	(2,375)	(20,281)	(114,723)
Interest rate swaps	181	2,597	(5,653)	(33,087)	(167,144)
	300	2,597	(8,028)	(55,002)	(282,138)
Total realized and unrealized (loss) gain on interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (loss) gain on derivative instruments in the consolidated statements of (loss) income. The effect of the (loss) gain on these derivatives in the consolidated statements of (loss) income for the three and nine months ended September 30, 2017 and 2016 is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Realized (loss) gain on derivative instruments
Interest rate swaps	(48,974)	(13,507)	(69,936)	(40,989)
Foreign currency forward contracts	1,048	(1,764)	640	(6,384)
	(47,926)	(15,271)	(69,296)	(47,373)
Unrealized gain (loss) on derivative instruments
Interest rate swaps	28,465	31,894	19,097	(67,845)
Foreign currency forward contracts	229	3,624	2,638	12,938
	28,694	35,518	21,735	(54,907)
Total realized and unrealized (loss) gain on derivative instruments	(19,232)	20,247	(47,561)	(102,280)

Total realized and unrealized gain on cross currency swaps are recognized in earnings and reported in foreign currency exchange (loss) gain in the consolidated statements of (loss) income. The effect of the gain on cross currency swaps in the consolidated statements of (loss) income for the three and nine months ended September 30, 2017 and 2016 is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Realized loss	(42,987)	(3,330)	(49,501)	(41,276)
Unrealized gain	54,488	19,803	66,978	58,276
Total realized and unrealized gain on cross currency swaps	11,501	16,473	17,477	17,000
The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

8.    Income Tax
The components of the provision for income tax are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Current	(377)	(2,180)	(1,412)	(3,342)
Deferred	(1,915)	577	(2,677)	6,013
Income tax (expense) recovery	(2,292)	(1,603)	(4,089)	2,671
9.    Commitments and Contingencies

a)
In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract commenced early-October 2017 and is being serviced by a new FSO unit that was converted from the Randgrid shuttle tanker, which the Partnership purchased in August 2015 from a 67%-owned subsidiary. The FSO conversion project cost approximately $383 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization. As at September 30, 2017, payments made towards this commitment totaled $372.2 million and the remaining payments required to be made were approximately $10.6 million (remainder of 2017). The FSO unit commenced operations in early-October 2017 under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension options. In December 2015, the Partnership secured a long-term debt facility providing total borrowings up to $230 million to finance the conversion project, which was fully drawn as at September 30, 2017. In November 2017, the Partnership received a statement of claim from Sembcorp Marine Ltd. (or Sembcorp), the shipyard which completed the conversion of the FSO unit, relating to disputed variation orders in the amount of approximately $100 million. As at September 30, 2017, the Partnership has accrued its best estimate for the potential liability related to these disputes, which is included in the total FSO conversion project cost of approximately $383 million; however, such estimate may change in future periods. The Partnership estimates that the range of possible losses in addition to what has already been accrued as of September 30, 2017 is between $nil and $15 million.

b)
In March 2014, the Partnership acquired 100% of the shares of ALP, a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings. Three vessels have been delivered to the Partnership, in September 2016, June 2017 and October 2017, respectively. The remaining newbuilding is scheduled for delivery in early-2018. The total cost to acquire these newbuildings is approximately $257 million. As at September 30, 2017, payments made towards these commitments totaled $209.3 million. The remaining payments required to be made under these newbuilding contracts are $24.8 million (remainder of 2017) and $23.0 million (2018). During 2016, the shipyard paid the partnership $7.0 million due to a delay in the delivery of the ALP Striker, and in April 2017, the shipyard paid the Partnership $24.3 million due to the delays in the delivery of the remaining three newbuildings that were yet to be delivered at that time. The Partnership secured a long-term debt facility of approximately $185 million to finance the newbuilding installments, of which $45.3 million was undrawn as at September 30, 2017.

c)
In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS. As part of this transaction, the Partnership assumed three UMS newbuilding contracts ordered from the COSCO (Nantong) Shipyard (or COSCO) in China. The Partnership took delivery of one of the UMS newbuildings, the Arendal Spirit, in February 2015.

In June 2016, the Partnership canceled the remaining UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and the Nantong Spirit. As a result of this cancellation, during the second quarter of 2016, the Partnership wrote-off $43.7 million of assets related to these newbuildings and reversed contingent liabilities of $14.5 million associated with the delivery of these assets. An estimate of the potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard installment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount of potential damages that may result from the cancellation, is uncertain. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single-purpose subsidiary that was a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred, although COSCO has commenced pre-action disclosure proceedings in Singapore against Logitel Offshore Pte. Ltd. and Logitel Offshore Rig II Pte. Ltd., seeking documentation to permit COSCO to review if there are potential claims against the Partnership and others for interference in the business of the subsidiaries.
The Partnership's estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. The Partnership estimates that the amount of potential damages faced by it in relation to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single-purpose subsidiary that was a party to the Nantong Spirit newbuilding contract, and subject to the pre-action disclosure proceedings referred to above. During June 2017, Logitel Offshore Rig III LLC, the single-purpose subsidiary relating to the Nantong Spirit, received a claim from COSCO for $51.9 million for the unpaid balance for work

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

completed, cancellation costs and damages, and during the third quarter of 2017, COSCO commenced arbitration against Logitel Offshore Rig III LLC. Logitel Offshore Rig III LLC is disputing this claim.
As at September 30, 2017, the Partnership's subsidiaries have accrued $50.5 million in the aggregate related to the above claims and potential claims related to Logitel from COSCO.
During September 2016, Sevan Marine ASA (or Sevan) commenced an action against Logitel in the Oslo District Court. The action relates to the agreements between Sevan and CeFront, related to the 2013 transfer by Sevan to Logitel Offshore Pte. Ltd. or its wholly-owned subsidiaries (collectively, Logitel Offshore), which was then owned by CeFront, of two hulls to be converted into UMS, including a $60 million bond loan (of which $41 million was a vendor credit and $19 million was a cash loan, and of which $50 million remains outstanding) granted by a Sevan affiliate to Logitel (or the 2013 Transaction). The action also relates to agreements between Sevan and the Partnership entered into in connection with the Partnership's acquisition of Logitel from CeFront in 2014 (or the 2014 Transaction). Sevan has claimed that the $60 million bond loan to Logitel contravened certain provisions of Norwegian corporate law and that, Sevan is entitled to the remaining payment of $50 million plus interest set at the court’s discretion. Logitel is disputing these claims. In October 2017, the court dismissed Sevan’s claim in its entirety and awarded Logitel costs. In November 2017, Sevan appealed this judgment. The Partnership reversed the accrual it had in place regarding the bond loan previously granted by Sevan to Logitel, as the likelihood of an adverse decision from the appeal of the judgment was no longer considered probable. In addition, Sevan presented Logitel Offshore with a formal notice of claim and request for arbitration seeking in excess of $11 million for license and service fees, which Sevan claimed was payable in connection with the delivery of the Arendal Spirit UMS, for which liability may have arose with subsidiaries of the Partnership. In October 2017, Logitel Offshore and Sevan settled this claim, with the Partnership paying $4.5 million to Sevan in full and final settlement of the disputes. As part of the settlement, Logitel Offshore also obtained a transferable worldwide license for the Arendal Spirit UMS.
In addition, in September 2016, CeFront commenced an action against subsidiaries of the Partnership in the Oslo District Court, claiming that $3.8 million was due under a management agreement. CeFront also claimed that $3.3 million was due under the earn-out provisions of the contracts related to the Arendal Spirit and that $20.2 million was due or would have become due related to the earn-out provisions of the contracts for the Stavanger Spirit and Nantong Spirit. In September 2017, CeFront and subsidiaries of the Partnership settled these claims for $10.0 million, of which $7.3 million was paid and the balance is to be paid in quarterly installments through June 1, 2020.

d)
In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture of the Partnership and Odebrecht Oil and Gas S.A. (or OOG) on behalf of its field license partners. The vessel was converted into a new FPSO for the Libra field located in the Santos Basin offshore Brazil. The conversion project has been completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in the fourth quarter of 2017 under a 12-year fixed-rate contract with a consortium led by Petroleo Brasileiro S.A (or Petrobras). The estimated cost of the FPSO conversion is approximately $1.0 billion. As at September 30, 2017, payments made by the joint venture towards these commitments totaled $908.8 million and the remaining payments required to be made by the joint venture are $95.9 million (2017). The joint venture secured a long-term debt facility in 2015 providing total borrowings of up to $804 million for the FPSO conversion (see note 12), of which $87.1 million was undrawn as at September 30, 2017.

e)
In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million. The Petrojarl I underwent upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) in the Netherlands prior to being moved to the Aibel AS shipyard in Norway for completion of upgrades. The estimated total cost of the upgrades is approximately $489 million, which includes the cost of acquiring the unit. The FPSO is scheduled to commence operations in early-2018 under a five-year charter contract with QGEP. As at September 30, 2017, payments made towards these commitments, including the acquisition of the Petrojarl I FPSO unit from Teekay Corporation, totaled $385.3 million and the remaining payments required to be made are estimated to be approximately $97.3 million (remainder of 2017) and $6.0 million (2018). The Partnership has financed $171.2 million of the Petrojarl I FPSO upgrade cost through a fully-drawn long-term loan.

During the three months ended September 30, 2017, the carrying value of the Petrojarl I FPSO unit was written down to its estimated fair value as a result of increasing costs associated with required additional upgrade work and estimated liquidated damages, payable to the charterer, associated with the delay in the commencement of the unit's operations (see note 14). Due to project delays in the delivery of the unit resulting from shipyard delays, an increased scope of work relating to field-specific requirements and the age of the unit, in July 2017 the Partnership agreed with QGEP to a revised delivery date of late-2017, a revised charter acceptance date of early-2018 and other amendments to the terms of the charter agreement. The Partnership is currently in discussions with Damen as to the settlement of the shipyard costs. The lenders under the credit facility financing the upgrades agreed to extend the availability date of the loan for successive periods up to December 15, 2017, as the loan was subject to a mandatory prepayment provision, initially in early October 2016, if the unit was not accepted at that time by QGEP. These interim extensions provided additional time for the Partnership to complete the FPSO upgrades and thereafter, amend the loan facility to reflect the revised delivery schedule. As at September 30, 2017 and December 31, 2016, the Partnership had $24.3 million and $60.0 million, respectively, held in escrow to fund the final upgrade costs. This amount is presented in Restricted Cash - current on the consolidated balance sheet.

f)
In June 2015, the Partnership entered into 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services for oil production on the East Coast of Canada. These contracts were initially being serviced by three third party-owned shuttle tankers operating on the East Coast of Canada, which were chartered-in to the Partnership. One of these vessels was replaced by one of the Partnership’s existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. The Partnership entered into contracts to construct three Suezmax DP2 shuttle tanker newbuildings for an aggregate fully built-up cost of approximately $370 million. These vessels will replace the existing vessels servicing the East Coast of Canada. Two of the three vessels, the Beothuk Spirit and the Norse Spirit, were delivered to the Partnership in October 2017 and November 2017, respectively, and the remaining vessel is scheduled for delivery in early-2018. As at September 30, 2017, payments made towards these commitments totaled $137.1 million and the remaining

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

payments required to be made under these newbuilding contracts were $162.3 million (remainder of 2017) and $70.4 million (2018). The Partnership secured long-term debt financing of $250 million to finance the newbuilding installments, of which $154.1 million was undrawn as at September 30, 2017.

g)
In March 2016, Petrobras claimed that the Partnership’s November 2011 cessation of paying certain agency fees with respect to the Piranema Spirit FPSO unit’s charter contract should have resulted in a corresponding 2% rate reduction on the FPSO contract with Petrobras. The Partnership has estimated the maximum amount of the claim at $10.9 million. As at September 30, 2017, the Partnership had accrued $9.8 million ($5.4 million as at December 31, 2016), representing 2% of the charter hire previously paid by Petrobras on the charter contract for the period from October 2007 up to September 30, 2017. The remaining $1.1 million will be accrued as a 2% reduction of future charter hire to the end of the term of the FPSO contract with Petrobras.

h)
In October 2016, the Partnership received a claim from Royal Dutch Shell Plc (or Shell) for liquidated damages of $23.6 million based on Shell's allegation that the Petrojarl Knarr FPSO unit did not meet the completion milestone on time. In August 2017, Shell served the Partnership a notice of arbitration. Shell is also claiming that the Partnership's inability to meet the completion milestone within the specified grace period in effect resulted in a 20% reduction in the price Shell may purchase the Petrojarl Knarr FPSO unit from the Partnership pursuant to a purchase option agreement. In a counterclaim, the Partnership has alleged that the completion milestone was met within the grace period and that Shell caused delays due to certain defaults in Shell’s specifications, as well as other events. The Partnership claims that, due to delays caused by Shell, the Partnership is entitled to the daily lease rate under the contract for the unit commencing prior to when Shell actually started paying such rate and that Shell is not entitled to a reduction in the purchase option price. The duration of the period that the Partnership claims to be entitled to receive additional daily lease payments is in dispute. However, the Partnership expects that the amount of its claim relating to the counterclaim will exceed Shell's claim for liquidated damages. Uncertainty exists as to the resolution of the various claims, and the Partnership is in commercial negotiations with Shell and is unable to provide an estimate of the possible net loss or range of net loss at this time. As of September 30, 2017, the Partnership had not accrued for any potential liability relating to these claims.

i)
In early-November 2016, the Arendal Spirit UMS experienced an operational incident relating to its dynamic positioning system. As a result of this operational incident, and a gangway incident that occurred in April 2016, the charterer, Petroleo Netherlands B.V., initiated an operational review and suspended its charter hire payments beginning in November 2016. The Partnership has completed an investigation to identify the cause of such incidents and implemented corrective actions. In April 2017, Petroleo Netherlands B.V. notified Logitel Offshore Norway AS, a subsidiary of the Partnership, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. The Partnership has disputed the grounds for termination and is reviewing its legal options, including the initiation of a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently proceeding into lay-up.

j)
In February 2017, the Partnership received a notice from Transocean Offshore International Ventures Limited (or Transocean) that it intends to file a claim against the Partnership arising from the towage of the Transocean Winner oil rig by one of the Partnerships towage vessels, the ALP Forward. Transocean intends to file a claim to recover losses it claims to have incurred relating to the grounding of the Transocean Winner in August 2016, including the costs associated with the salvage and replacement tow and other costs payable by Transocean as a result of this incident. The Partnership intends to dispute these claims, and also believes that any such claims would be covered by insurance. As of September 30, 2017, the Partnership had accrued a potential liability of $1.8 million and an expected insurance recovery of $1.7 million relating to these claims.

k)
In July, 2017, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co., Ltd. to construct two Suezmax DP2 shuttle tanker newbuildings, for an aggregate fully built-up cost of approximately $294 million, with options to order up to two additional vessels. These newbuilding vessels will be constructed based on the Partnership's new Shuttle Spirit design which incorporates technologies to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon delivery in late-2019 and early-2020, these vessels will provide shuttle tanker services in the North Sea under the Partnership’s existing master agreement with Statoil, which will add vessel capacity to service the Partnership’s CoA portfolio in the North Sea. As at September 30, 2017, no payments had been made towards these commitments and the payments required to be made under these newbuilding contracts were $14.1 million (remainder of 2017), $52.5 million (2018), $136.3 million (2019) and $91.0 million (2020). The Partnership expects to secure long-term debt financing related to these shuttle tanker newbuildings.

l)
As of December 31, 2016, the Partnership adopted ASC-205-40, Presentation of Financial Statements - Going Concern, which requires management to assess if the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. Despite generating $193 million of cash flows from operating activities during the nine months ended September 30, 2017, the Partnership ended the third quarter of 2017 with a working capital deficit of $539 million. This working capital deficit primarily relates to the scheduled maturities and repayments of $731 million of outstanding debt during the 12 months ending September 30, 2018, which amount was classified as current liabilities as at September 30, 2017. In addition to these obligations, the Partnership also anticipates making payments for vessels under construction or undergoing conversions/upgrades during the remainder of 2017 and 2018 of approximately $509 million, of which $243 million is expected to be funded from pre-arranged financing and a further $24 million is held in escrow as funding for the Petrojarl I FPSO upgrades.

Based on these factors, over the one-year period following the issuance of these financial statements, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its minimum liquidity requirements under its financial covenants. The proceeds from the Brookfield Transaction have strengthened the Partnership's capital structure and increased its liquidity. Additional potential sources of financing include raising additional capital through equity issuances, refinancing debt facilities that mature during the one-year period, increasing amounts available under existing debt facilities and entering into new debt facilities,

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

including long-term debt financing related to the two shuttle tanker newbuildings ordered in July 2017, negotiating extensions or redeployments of existing assets and the sale of partial interests of assets.

Based on the Partnership’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable of completion, the Partnership expects that it will have sufficient liquidity to enable the Partnership to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.
10. Total Capital and Net (Loss) Income Per Common Unit

At September 30, 2017, a total of 26.7% of the Partnership’s common units outstanding were held by the public. Brookfield held a total of 59.5% of the common units of the Partnership and 49% of the general partner interest. The remaining common units, as well as 51% of the general partner interest, were held by subsidiaries of Teekay Corporation. At September 30, 2017, all of the Partnership’s outstanding Series A Cumulative Redeemable Preferred Units (or the Series A Preferred Units) and Series B Cumulative Redeemable Preferred Units (or the Series B Preferred Units) were held by entities other than Teekay Corporation, Brookfield and their affiliates.

Common Units and Brookfield Transaction Warrants

On September 25, 2017, as part of the Brookfield Transaction, the Partnership issued to Brookfield 244.0 million common units and warrants to purchase 62.4 million common units in exchange for gross proceeds of $610.0 million. In addition, the Partnership issued to Teekay Corporation 12.0 million common units and warrants (collectively with the warrants issued to Brookfield, the Brookfield Warrants) to purchase 3.1 million common units for gross proceeds of $30.0 million. Net of costs paid to Brookfield, a total of $637.0 million was received by the Partnership. As part of the amended and restated Brookfield Promissory Note transaction (see note 6h), Brookfield concurrently transferred 11.4 million Brookfield Transaction Warrants and $140.0 million to Teekay Corporation to acquire its $200 million subordinated promissory note owed by the Partnership. As at September 30, 2017, Brookfield and Teekay Corporation held 51.0 million and 14.5 million Brookfield Transaction Warrants, respectively. The $637.0 million net investment in the Partnership has been allocated on a relative fair value basis between the 256 million common units issued to Teekay Corporation and Brookfield ($512.6 million), the Brookfield Transaction Warrants ($121.3 million), the effective extinguishment of the $200 million Teekay Corporation Promissory Note (($160.5) million) and the concurrent issuance to Brookfield of the $200 million Brookfield Promissory Note ($163.6 million) (see note 6h). The $39.5 million gain on the extinguishment of the subordinated promissory note has been accounted for as a contribution of capital from Teekay Corporation.

The Brookfield Transaction Warrants allow the holders to acquire one common unit for each Brookfield Transaction Warrant for an exercise price of $0.01 per common unit, which are exercisable until September 25, 2024 if the Partnership's common unit volume-weighted average price is equal to or greater than $4.00 per common unit for 10 consecutive trading days.

During 2017, the Partnership also issued 6.4 million common units with a total value of $29.8 million (including the general partner's 2% proportionate capital contribution of $0.6 million) as a payment-in-kind for the distributions on the Partnership's Series C-1 Cumulative Convertible Perpetual Preferred Units (or the Series C-1 Preferred Units) and Series D Preferred Units, and distributions on the Partnership's common units and general partner interest held by subsidiaries of Teekay Corporation and payment-in-kind for interest on the 2016 Teekay Corporation Promissory Note (see note 6g). In June 2016, the Partnership agreed with Teekay Corporation that, until the Partnership's NOK bonds maturing in 2018 had been repaid (see note 15), all cash distributions (other than with respect to distributions, if any, on incentive distribution rights) to be paid by the Partnership to Teekay Corporation or its affiliates, including the Partnership's general partner, would instead be paid in common units or from the proceeds of the sale of common units.

Series C-1 and Series D Preferred Units

On September 25, 2017, as part of the Brookfield Transaction, the Partnership repurchased and subsequently canceled all of its outstanding Series C-1 and Series D Preferred Units from existing unitholders. The Series C-1 Preferred Units were repurchased for $18.20 per unit and Series D Preferred Units for $23.75 per unit, for a total cash payment of $260.2 million, which included $10.2 million of accrued and unpaid quarterly distributions, and resulted in a net accounting gain on repurchase of approximately $20.0 million. Consideration for the repurchase of the Series D Preferred Units also included a reduction in the exercise price, from $6.05 to $4.55 per unit, of 2,250,000 warrants issued in conjunction with the Series D Preferred Units in June 2016. As of September 30, 2017, 6,750,000 warrants with an exercise price of $4.55 remained outstanding of which 26% were held by Teekay Corporation, 11% were held by Resolute Investments Ltd., 10% were held by Brookfield and their affiliates and the remaining were held by unaffiliated entities.

In June 2016, the Partnership and the holders of the Series C Cumulative Convertible Perpetual Preferred Units (or the Series C Preferred Units) exchanged approximately 1.9 million of the Series C Preferred Units for approximately 8.3 million common units of the Partnership and exchanged the remaining approximately 8.5 million Series C Preferred Units for approximately 8.5 million Series C-1 Preferred Units.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Net (Loss) Income Per Common Unit

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Limited partners' interest in net (loss) income	(323,035)	34,608	(348,237)	(90,928)
Preferred units - periodic accretion	(764)	(826)	(2,373)	(826)
Net gain on repurchase of Preferred units	19,588	—	19,577	—
Gain on the modification of warrants	1,491	—	1,490	—
Additional consideration for induced conversion of Series C Preferred Units	—	—	—	(36,961)
Deemed contribution on exchange of Series C Preferred Units	—	—	—	20,231
Limited partners' interest in (loss) income for basic net (loss) income per common unit	(302,720)	33,782	(329,543)	(108,484)
Series C-1 Preferred units - cash distribution	4,015	—	—	—
Gain on repurchase of Series C-1 Preferred units	(26,925)	—	—	—
Series D Preferred units - cash distribution	—	2,573	—	—
Preferred units - periodic accretion	—	826	—	—
Limited partners' interest in diluted net (loss) income	(325,630)	37,181	(329,543)	(108,484)
Weighted average number of common units	170,657,562	139,057,659	156,966,145	118,046,087
Dilutive effect of Series C-1 repurchase, unit based compensation and warrants	11,736,342	18,856,618	—	—
Common units and common unit equivalents	182,393,904	157,914,277	156,966,145	118,046,087

Limited partner's interest in net (loss) income per common unit
- basic	(1.77)	0.24	(2.10)	(0.92)
- diluted	(1.79)	0.24	(2.10)	(0.92)

Limited partners’ interest in net (loss) income per common unit – basic is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the non-controlling interests, the general partner’s interest, the distributions on the Series A and B Preferred Units and, for periods prior to their exchange or repurchase, the Series C, C-1 and D Preferred Units, the periodic accretion prior to their repurchase of the Series D Preferred Units, the net gain on the repurchase of Preferred Units and gain on the modification of warrants, by the weighted-average number of common units outstanding during the period. The distributions payable or paid on the preferred units for the three and nine months ended September 30, 2017 were $11.9 million and $36.7 million, respectively and $12.4 million and $33.4 million, respectively, for the three and nine months ended September 30, 2016.

The computation of limited partners’ interest in income per common unit - diluted assumes the issuance of common units for all potential dilutive securities, consisting of restricted units (see note 11), warrants and, and for periods prior to their exchange or repurchase, Series C, C-1 and D Preferred Units. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series C, C-1 and D Preferred Units, the prior periodic accretion of the Series D Preferred Units and the net gain on the repurchase of Preferred Units and gain on the modification of warrants. In addition, the weighted average number of common units outstanding has been increased assuming exercise of the restricted units and warrants using the treasury stock method and, for periods prior to the exchange or repurchase, the Series C, C-1 and D Preferred Units having been converted to common units using the if-converted method. The computation of limited partners’ interest in income per common unit - diluted does not assume the issuance of common units pursuant to the restricted units, warrants and, for periods prior to their exchange or repurchase, Series C, C-1 and D Preferred Units if the effect would be anti-dilutive. In periods where a loss is attributable to common unitholders all restricted units, warrants, the Series C, C-1 and D Preferred Units (for applicable periods) are anti-dilutive. In periods where income is allocated to common unitholders, the Series C-1 and D Preferred Units could have been anti-dilutive for periods prior to their exchange or repurchase.

For the three and nine months ended September 30, 2017, 37.3 million and 51.3 million, respectively, common unit equivalent Series C-1 or D Preferred units, 11.0 million and 8.2 million, respectively, common unit equivalent warrants and 0.1 million and 0.4 million, respectively, restricted units were excluded from the computation of limited partners’ interest in net (loss) income per common unit - diluted, as their effect was anti-dilutive. For the three months ended September 30, 2016, a total of 12.6 million common unit equivalent Series C, C-1 and D Preferred Units and 8.2 million common unit equivalent warrants were excluded from the computation of limited partners’ interest in net income per common unit - diluted, as their effect was anti-dilutive. For the nine months ended September 30, 2016, a total of 38.7 million common unit equivalent Series C, C-1 and D Preferred Units, 6.8 million common unit equivalent warrants and 0.3 million restricted units were excluded from the computation of limited partners' interest in net loss per common unit - diluted, as their effect was anti-dilutive.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

The general partner’s and common unitholders’ interests in net (loss) income are calculated as if all net (loss) income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net (loss) income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less, among other things, the amount of cash reserves established by the general partner’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure, anticipated capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units, Series B Preferred Units, Series C-1 Preferred Units and Series D Preferred Units. Unlike available cash, net (loss) income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

The general partner is entitled to incentive distributions based on the amount of quarterly cash distributions per common unit. For more information on the increasing percentages, which may be used to calculate the general partner’s interest in net income or loss, please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2016. Cash distributions were below $0.35 per common unit during the three and nine months ended September 30, 2017 and 2016. Consequently, the increasing percentages were not used to calculate the general partner’s interest in net (loss) income for the purposes of the net (loss) income per common unit calculation for the three and nine months ended September 30, 2017 and 2016.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
11. Unit Based Compensation

During the nine months ended September 30, 2017, a total of 56,950 common units, with an aggregate value of $0.3 million, were granted and issued to the non-management directors of the general partner as part of their annual compensation for 2017.

The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. During March 2017 and 2016, the Partnership granted restricted unit-based compensation awards with respect to 321,318 and 601,368 units, respectively, with aggregate grant date fair values of $1.6 million and $2.4 million, respectively, based on the Partnership’s closing unit price on the grant dates. Each restricted unit is equal in value to one of the Partnership’s common units. Each award represents the specified number of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is canceled, unless the termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to each grantee in the form of common units or cash.

During the nine months ended September 30, 2017, restricted unit-based awards with respect to a total of 255,370 common units with a fair value of $2.2 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 83,060 common units and by paying $0.6 million in cash.

During the nine months ended September 30, 2016, restricted unit-based awards with respect to a total of 76,637 common units with a fair value of $2.0 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 25,286 common units and by paying $0.2 million in cash.

The Partnership recorded unit-based compensation expense of $0.1 million and $0.3 million, during the three months ended September 30, 2017 and 2016, respectively, and $0.7 million and $1.9 million, during the nine months ended September 30, 2017 and 2016, respectively, in general and administrative expenses in the Partnership’s consolidated statements of (loss) income.

As of September 30, 2017 and December 31, 2016, liabilities relating to cash settled restricted unit-based compensation awards of $0.5 million and $1.1 million, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at September 30, 2017, the Partnership had $1.3 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of one year.
12.    Investment in Equity Accounted Joint Ventures and Advances to Joint Ventures

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture with OOG, and was converted to a new FPSO unit for the Libra field in Brazil. The FPSO unit is scheduled to commence operations in the fourth quarter of 2017 (see note 9d). In conjunction with the conversion project, in late-2015, the Libra Joint Venture entered into a ten-year plus construction period loan facility providing total borrowings of up to $804 million, of which $716.6 million was drawn as of September 30, 2017. The interest payments of the loan facility are based on LIBOR, plus margins which range between 2.50% to 2.65%. The final payment under the loan facility is due October 2027. The Partnership and OOG have severally guaranteed to the banks their 50% shares of the equity contributions scheduled to fund the conversion project, and have jointly guaranteed any unexpected equity requirements. In addition, the Libra Joint Venture entered into ten-year interest rate swap agreements to economically hedge expected interest payments on the loan facility from 2017 to 2027, with an aggregate notional amount of $261.8 million which amortizes quarterly over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a fixed rate of 2.49%. These interest rate swap agreements have been designated as qualifying cash flow hedging instruments for accounting purposes. During 2016 and 2017, as a result of certain defaults on interest payments by an OOG affiliate which OOG had guaranteed, the Libra Joint Venture was required to obtain waivers from the lenders of the loan facility. In November 2017, a new waiver was

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

agreed with lenders which permitted a drawdown under the loan facility and will permit future drawdowns upon the occurrence of the commercial operations date of the FPSO unit, which is expected to occur in the fourth quarter of 2017. A failure in achieving the commercial operations of the FPSO would result in a continuation of a draw stop on the loan facility and could adversely affect the Libra Joint Venture’s ability to fund or operate the Libra FPSO (see note 9d).
In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with OOG, which owns the Itajai FPSO unit. Included in the joint venture is an eight-year loan facility, which as at September 30, 2017 had an outstanding balance of $168.8 million. The interest payments of the loan facility are based on LIBOR, plus margins which range between 2.15% and 2.45%. The final payment under the loan facility is due October 2021. The Partnership has guaranteed its 50% share of the loan facility. In addition, the joint venture entered into ten-year interest rate swap agreements with an aggregate notional amount of $75.4 million as at September 30, 2017, which amortizes semi-annually over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a fixed rate of 2.63%. These interest rate swap agreements are not designated as qualifying cash flow hedging instruments for accounting purposes.
As at September 30, 2017 and December 31, 2016, the Partnership had total investments of $168.9 million and $141.8 million, respectively, in joint ventures.
13.    Restructuring Charge

During the three and nine months ended September 30, 2017, the Partnership recognized restructuring charges of $2.9 million and $3.3 million, respectively, mainly relating to severance costs from the termination of the charter contract for the Arendal Spirit UMS and the resulting decommissioning of the unit.
During the three and nine months ended September 30, 2016, the Partnership recognized restructuring charges of $0.8 million and $2.3 million, respectively, mainly relating to the reorganization of the Partnership’s FPSO business to create better alignment with the Partnership’s offshore operations, resulting in a lower cost organization going forward.
As of September 30, 2017 and September 30, 2016, restructuring liabilities of $2.7 million and $1.4 million, respectively, were recorded in accrued liabilities on the consolidated balance sheet.
14. Write-down of vessels
During the three and nine months ended September 30, 2017, the carrying value of the Petrojarl I FPSO unit was written down to its estimated fair value, using a discounted cash flow valuation, as a result of increasing costs associated with additional upgrade work required and estimated liquidated damages associated with the delay in the commencement of the unit's operations. During the third quarter of 2017, the Petrojarl I FPSO unit was moved from the Damen Shipyard in the Netherlands to complete upgrades at the Aibel AS shipyard in Norway. Upon arrival at the Aibel AS shipyard, it was determined that additional upgrade work was required, resulting in a further increase in costs and a further delay of the commencement of the FPSO unit's operations which is expected to be delayed by approximately two months until early-2018. The Partnership's consolidated statement of (loss) income for the three and nine months ended September 30, 2017 includes a $213.2 million write-down related to this unit. The write-down is included in the Partnership's FPSO segment.
During the three and nine months ended September 30, 2017, the carrying value of the Cidade de Rio das Ostras FPSO unit was written down to its estimated fair value, using a discounted cash flow valuation, as a result of a change in the operating plans for the unit resulting from receiving confirmation from the charterer in the third quarter of 2017 that it will not extend the charter contract beyond the expiration date of January 2018. The Partnership's consolidated statement of (loss) income for the three and nine months ended September 30, 2017 includes a $52.0 million write-down related to this unit. The write-down is included in the Partnership's FPSO segment.
During the three and nine months ended September 30, 2017, the carrying value of the HiLoad DP unit was written down to its estimated fair value, using a discounted cash flow valuation, as a result of a change in expectations for the future employment opportunities for the unit and the unit proceeding into cold lay-up. The Partnership's consolidated statement of (loss) income for the three and nine months ended September 30, 2017 includes a $26.3 million write-down related to this unit. The write-down is included in the Partnership's shuttle tanker segment.
During the three and nine months ended September 30, 2017, the carrying value of the Navion Brasilia and Nordic Rio shuttle tankers were written down to their estimated fair values, using appraised values, as a result of a change in the operating plans for these vessels, due to the redelivery of these vessels from their charterer after completing their bareboat charter contracts in July 2017 and a resulting change in expectations for the future opportunities for the vessels. The Partnership's consolidated statement of (loss) income for the three and nine months ended September 30, 2017 includes a $20.1 million write-down related to these vessels, of which $10.8 million is included in a 50%-owned subsidiary of the Partnership. The write-down is included in the Partnership's shuttle tanker segment.
During the three and nine months ended September 30, 2017, the carrying value of the Navion Marita shuttle tanker was written down to its estimated fair value, using an appraised value, as a result of the expected sale of the vessel and the vessel was classified as held for sale on the Partnership's consolidated balance sheet as at September 30, 2017. The Partnership's consolidated statement of (loss) income for the three and nine months ended September 30, 2017 includes a $5.1 million write-down related to this vessel. The write-down is included in the Partnership's shuttle tanker segment.
During the nine months ended September 30, 2016, the Partnership canceled the UMS construction contracts for its two UMS newbuildings. As a result, the carrying values of these two UMS newbuildings were written down to $nil. The Partnership's consolidated statement of loss

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

for the nine months ended September 30, 2016 includes a $43.7 million write-down related to these two UMS newbuildings (see notes 3 and 9c). The write-down is included in the Partnership’s UMS segment.
15. Subsequent events

a)
In October 2017, the Partnership transferred its shuttle tanker business into a new, wholly-owned, non-recourse subsidiary, Teekay Shuttle Tankers L.L.C. (or ShuttleCo). As part of the formation of ShuttleCo, six of the Partnership's existing debt facilities were refinanced with a new $600 million, five-year revolving credit facility of the Partnership. The revolving credit facility is guaranteed by ShuttleCo for all outstanding amounts and contains covenants that require ShuttleCo; to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $35.0 million and 5.0% of the ShuttleCo's total consolidated debt; maintain a minimum historical EBITDA to total interest expense ratio of 1.20; and maintain a net debt to total capitalization ratio of no more than 75%. The revolving credit facility is collateralized by first-priority mortgages granted on 17 of ShuttleCo's vessels, together with other related security. In addition, an existing $250.0 million debt facility secured by the three East Coast of Canada newbuildings, an existing $140.7 million private placement bond secured by two shuttle tankers and a $71.2 million facility secured by two 50%-owned vessels, were transferred from the Partnership to ShuttleCo.

b)
In October 2017, ShuttleCo completed an offering of $250 million of new senior unsecured bonds (or ShuttleCo Bonds) in the Norwegian bond market. The new bonds bear interest at a fixed rate of 7.125% and mature in August 2022. The Partnership expects the bonds to be listed on the Oslo Stock Exchange in early-2018. In August 2017, NOK bond holders elected to have the Partnership purchase approximately NOK 195 million of the previously outstanding NOK 420 million bonds and approximately NOK 517 million of the previously outstanding NOK 800 million bond and reinvest the proceeds into ShuttleCo Bonds. Using the proceeds from the issuance of the ShuttleCo Bonds, the Partnership exercised its call option relating to certain NOK bonds and on November 16, 2017, repurchased the remaining outstanding balances under each of its NOK 420 million and NOK 800 million bonds, which was approximately NOK 225 million and NOK 283 million, respectively. In October 2017, the Partnership terminated the cross currency swaps associated with these NOK bonds.

c)
In October 2017, the Partnership delivered the Navion Saga FSO unit to its buyers. The Partnership received gross proceeds of $7.4 million, resulting in a gain on sale of approximately $0.5 million recorded during the fourth quarter of 2017. The unit had been classified as held for sale as at September 30, 2017.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2017
PART I – FINANCIAL INFORMATION
ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry focusing on the deep-water offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units, a unit for maintenance and safety (or UMS), long-distance towing and offshore installation vessels and conventional crude oil tankers. As at September 30, 2017, our fleet consisted of 31 shuttle tankers (including three chartered-in vessels and one HiLoad Dynamic Positioning (or HiLoad DP) unit), six FPSO units, seven FSO units, eight long-distance towing and offshore installation vessels, one UMS and two chartered-in conventional oil tankers, in which our interests range from 50% to 100%. We also have one FPSO conversion, which is complete and due to commence operations in the fourth quarter of 2017, one FPSO unit undergoing upgrades and scheduled to commence operations in early-2018, two long-distance towing and offshore installation vessel newbuildings, one of which delivered in October 2017 and the second one is scheduled for delivery in early-2018, and five newbuilding shuttle tankers, two of which delivered in October 2017 and the three remaining vessels which are scheduled for delivery in early-2018, late-2019 and 2020, respectively.
In September 2017, we entered into a strategic partnership with Brookfield Business Partners L.P., together with its institutional partners (or Brookfield). This transaction is part of a comprehensive solution for us to strengthen our balance sheet and fully fund our existing growth projects. Our near-to-medium term business strategy is primarily focused on implementing existing growth projects, repaying or refinancing scheduled debt obligation and pursuing strategic growth projects. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties.
The decline in global oil prices in recent years has affected the energy and capital markets and may also result in our vessels being employed on customer contracts that are cancellable or the failure of customers to exercise charter extension options, potentially resulting in increased off-hire for affected vessels. Conversely, we expect that a continuation of lower oil prices will motivate charterers to use existing FPSO units on new projects, given their lower cost relative to a newbuilding unit. Our operational focus over the short-term is to increase the efficiency of our business to ensure we are a cost-effective supplier in the offshore sector, as well as focusing on the redeployment of our assets that are scheduled to come off charter over the next few years.
Our long-term growth strategy focuses on expanding our fleet of shuttle tankers, and our FPSO and FSO units. Over the long-term, we intend to continue our practice of primarily acquiring vessels as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities in the offshore transportation, production and storage sectors by selectively targeting long-term, fixed-rate time charters. We have entered and may enter into joint ventures and partnerships with companies that may provide increased access to long-term, fixed-rate time charter opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and Brookfield to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. We have rights to participate in certain other FPSO, FSO and shuttle tanker opportunities provided by Teekay Corporation, Sevan Marine SAS (or Sevan) and Remora AS. Our operating fleet primarily trades on medium to long-term, stable contracts and we are structured as a publicly-traded master limited partnership.
SIGNIFICANT DEVELOPMENTS
Strategic Partnership with Brookfield
In September 2017, we completed the previously announced strategic partnership with Brookfield and related transactions (collectively the Brookfield Transaction), which included the following, among others:

•
Brookfield and Teekay Corporation invested $610.0 million and $30.0 million, respectively, in us in exchange for 244.0 million and 12.0 million common units, respectively, at a price of $2.50 per common unit and 62.4 million and 3.1 million common unit warrants, respectively, with an exercise price of $0.01 per unit and which warrants are exercisable through September 25, 2024 if our common unit volume-weighted average price is equal to or greater than $4.00 per common unit until the seventh anniversary of the closing of the transaction for 10 consecutive trading days prior to that date. Following the investment, Brookfield owns approximately 59.5% and Teekay Corporation owns approximately 13.8% of our outstanding common units;

•
Brookfield acquired from Teekay Corporation a 49.0% interest in our general partner in exchange for $4.0 million and an option to purchase an additional 2.0% interest in our general partner from Teekay Corporation in exchange for 1.0 million of the warrants issued to Brookfield as described above;

•
We repurchased and canceled all of our outstanding Series C-1 and Series D Preferred Units from existing unitholders, for an aggregate of approximately $250.0 million in cash. Concurrently, the per unit exercise price of our Series D tranche B Warrants to purchase common units issued on June 29, 2016, was reduced from $6.05 to $4.55;

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We agreed with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory prepayment date to September 30, 2018, in exchange for a principal prepayment of $30 million, which we paid in October 2017;

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Brookfield acquired, from a subsidiary of Teekay Corporation, the $200 million subordinated promissory note originally issued by us to such subsidiary on July 1, 2016 (the 2016 Teekay Corporation Promissory Note) and which promissory note was amended and restated

in connection with the acquisition by Brookfield to, among other things, extend its maturity date from 2019 to 2022. Brookfield purchased the promissory note from Teekay Corporation for $140.0 million in cash and 11.4 million of the warrants issued initially to Brookfield as described above; and

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Certain financial institutions providing interest rate swaps to us (i) lowered the fixed interest rate on the swaps, (ii) extended the termination option of the swaps by two years to 2021, and (iii) eliminated the financial guarantee and security package previously provided by Teekay Corporation in return for a prepayment amount and fees.

As part of the Brookfield Transaction, we have reduced our existing common unit distribution to $0.01 per common unit to reinvest cash in the business and further strengthen our balance sheet.
For additional information about these and related proposed transactions, please see our report on Form 6-K furnished to the SEC on August 1, 2017.
Formation of Shuttle Co. Subsidiary and Related Re-financing
In October 2017, we transferred our shuttle tanker business into a new, wholly-owned, non-recourse subsidiary, Teekay Shuttle Tankers L.L.C. (or ShuttleCo). As part of the formation of ShuttleCo, a majority of our shuttle tanker fleet was refinanced with a new $600.0 million, five-year debt facility of ours within ShuttleCo. In addition, an existing $250.0 million debt facility secured by the three East Coast of Canada newbuildings, an existing $140.7 million private placement bond secured by two vessels and a $71.2 million facility secured by two 50%-owned vessels, were transferred from us to ShuttleCo.
Repurchase of Existing NOK Bonds Maturing in 2018 and Issuance of $250 Million Bonds in ShuttleCo
In October 2017, as part of the Brookfield Transaction, we exercised our call option to repurchase the remaining outstanding balances under each of our Norwegian Kroner (or NOK) 420 million senior unsecured bond agreement and our NOK 800 million senior unsecured bond agreement. In each case these were settled on November 16, 2017, in accordance with their respective terms. Concurrently, ShuttleCo completed an offering of $250 million of new senior unsecured bonds in the Norwegian bond market. The interest payments on the bonds are fixed at 7.125 percent and the bonds mature in August 2022. We expect the bonds to be listed on the Oslo Stock Exchange in early-2018. For additional information, please see Item 1 - Financial Statements: Note 5. Long Term Debt.
Commencement of Operations of the Randgrid FSO
In early-October 2017, the Randgrid FSO, which was converted from one of our shuttle tankers at Sembcorp’s Sembawang shipyard in Singapore, commenced its three-year time-charter contract with Statoil ASA (Statoil), including 12 additional one-year extension options, on the Gina Krog oil and gas field in the Norwegian sector of the North Sea.
Voyageur Spirit FPSO Head of Terms

In November 2017, we entered into a heads of terms with Premier Oil to extend the employment of the Voyageur Spirit FPSO unit on the Huntington field for an additional twelve months out to April 2019. The new contract, which will take effect in April 2018, will include a fixed charter rate component plus and an upside component based on oil production and oil price.

Delivery of East Coast of Canada Shuttle Tanker Newbuildings

In October 2017 and November 2017, we took delivery of the first two East Coast of Canada shuttle tanker newbuildings, the Beothuk Spirit and the Norse Spirit, which are expected to commence 15-year charter contracts, plus extension options in December 2017 and January 2018, respectively, with a group of oil companies. These newbuildings will replace the existing in-chartered vessels servicing the East Coast of Canada, with the first replaced vessel transferring to the North Sea to operate in our contract of affreightment (or CoA) fleet and the second replaced vessel redelivering to its owner.
Delivery of Towage Newbuilding
In October 2017, we took delivery of the third of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings, the ALP Sweeper, constructed by Niigata Shipbuilding & Repair in Japan. Due to the delayed delivery of the vessel we received a reimbursement from the shipyard of $8.1 million, during the second quarter of 2017.
Sale of the Navion Saga
In October 2017, we delivered the Navion Saga FSO unit to its buyers. We received gross proceeds of $7.4 million, resulting in a gain on sale of approximately $0.5 million recorded during the fourth quarter of 2017. The unit had been classified as held for sale as at September 30, 2017.
Shuttle Tanker Newbuildings
In July 2017, we entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd., to construct two Suezmax DP2 shuttle tanker newbuildings, for an aggregate fully built-up cost of approximately $294 million, with options to order up to two additional vessels. These newbuilding vessels will be constructed based on our New Shuttle Spirit design which incorporates technologies to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon delivery in late-2019 and early-2020, these vessels will provide shuttle tanker services in the North Sea under our existing master agreement with Statoil, which will add vessel capacity to service our CoA portfolio in the North Sea.
Petrojarl I Charter Amendment

In July 2017, we signed an amendment to the Petrojarl I FPSO five-year charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP). The amended charter contract includes an extension to the delivery window for the project and an adjusted charter rate profile which reduces the day rate for the FPSO unit during the first 18 months of production. During the final 3.5 years of the contract, the charter contract will revert to a rate that is higher than the original day rate plus oil price and production tariffs, which will provide the potential for us to recover more than the reduction given in the first 18 months of the charter contract. The start-up of oil production on the Atlanta Field is expected to occur in the first quarter of 2018.
Delivery of Newbuilding Towage Vessel
In June 2017, we took delivery of the ALP Defender, the second of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings being constructed by Niigata Shipbuilding & Repair in Japan. Due to the delayed delivery of the vessel, during the second quarter of 2017, we received a reimbursement from the shipyard of $8.5 million and received an advance payment on a $15.8 million reimbursement related to delayed deliveries of two remaining ultra-long distance towing and offshore installation newbuildings, which were not yet delivered at that time.
New North Sea Shuttle Tanker contracts
In June 2017, we finalized the previously announced three-year shuttle tanker CoA to service a development in the U.K. North Sea. The CoA, which is expected to commence during the third quarter of 2017 and require the use of up to approximately 0.6 shuttle tanker equivalents per annum, will be serviced by our existing CoA shuttle tanker fleet.

In March 2017, we finalized a five-year shuttle tanker CoA, plus extension options, with a consortium of oil companies to service a development located in the U.K. Central North Sea. This CoA is expected to commence during the first quarter of 2018 and will be serviced by our existing CoA shuttle tanker fleet. The CoA is expected to require the use of up to approximately 0.6 shuttle tanker equivalents per annum.
Falcon Spirit Contract Extension
In May 2017, we completed a five-year contract extension, plus extension options, for the Falcon Spirit FSO unit, which extension commenced June 1, 2017. The contract extension includes a termination fee payable if the contract is terminated prior to mid-2018. The Falcon Spirit FSO unit operates on the Al Rayyan field located offshore Qatar.
Arendal Spirit UMS

In April 2017, Petroleo Netherlands B.V. notified Logitel Offshore Norway AS, a subsidiary of ours, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. We have disputed the termination and are reviewing our legal options, including the initiation of a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently proceeding into lay-up.
Petrojarl Varg Front-End Engineering and Design Study
In March 2017, we entered into a six-month, customer-funded, front-end engineering and design (or FEED) study agreement for the Petrojarl Varg FPSO unit with Alpha Petroleum Resources Limited, which is backed by private equity firm Petroleum Equity, for the development of the Cheviot field, formerly known as the Emerald field, located in the U.K. sector of the North Sea. The purpose of the FEED study is to define the modifications required for the Petrojarl Varg FPSO unit and use it to negotiate the terms of a potential FPSO contract for the development of the Cheviot field. The FEED study is due to be completed in late-2017.
Potential Additional Shuttle Tanker, FSO and FPSO Projects
Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects. However, our current near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects.
In May 2011, Teekay Corporation entered into a joint venture agreement with Oderbrecht Oil & Gas S.A. (or OOG) to jointly pursue FPSO projects in Brazil. OOG is a Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors. Through the joint venture agreement, OOG is a 50 percent partner with us in the Cidade de Itajai (or Itajai) FPSO unit and the Libra FPSO unit project.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Part I, Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2016. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship owners often base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenues below focuses on net revenues (i.e. revenues less voyage expenses, and which is a non-GAAP financial measure) and TCE rates for our reportable segments (other than our FPSO and UMS segments). TCE rates represent net revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 4. Segment Reporting.

We manage our business and analyze and report our results of operations on the basis of our six business segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage segment and the conventional tanker segment, each of which is discussed below.
FPSO Segment

As at September 30, 2017, our FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which we own 100%, and the Itajai and the Libra FPSO units, of which we own 50%. One equity accounted FPSO unit, the Libra FPSO unit owned through our 50/50 joint venture with OOG, has completed its conversion into an FPSO unit and arrived at the Libra field located in the Santos Basin offshore Brazil where it is expected to commence operations in the fourth quarter of 2017. The Petrojarl I FPSO unit has undergone upgrades at the Damen Shipyard Group's DSR Schiedam Shipyard (or Damen) in the Netherlands and will complete upgrades at the Aibel AS shipyard in Norway. The Petrojarl I FPSO unit is scheduled to commence operations under a five-year charter contract with QGEP in early-2018.

In late-2015, we received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (or Repsol), based on a termination right that was specific to the Petrojarl Varg FPSO contract. In accordance with the termination provision of the charter contract, the charterer ceased paying the capital component of the charter hire six months prior to the redelivery date, which occurred at the end of July 2016.

FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our units and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following tables present the FPSO segment’s operating results for the three and nine months ended September 30, 2017 and 2016 and also provide a summary of the calendar-ship-days for the FPSO segment. The tables exclude the results of the Itajai and the Libra FPSO units, which are accounted for as equity investments.

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,
	2017	2016	% Change
Revenues	116,611	121,294	(3.9)
Vessel operating expenses	(40,816)	(42,353)	(3.6)
Depreciation and amortization	(36,497)	(37,180)	(1.8)
General and administrative (1)	(11,004)	(10,235)	7.5
Write-down of vessels	(265,229)	—	100.0
Restructuring charge	—	(597)	(100.0)
(Loss) income from vessel operations	(236,935)	30,929	(866.1)
Calendar-Ship-Days
Owned Vessels	552	552	—

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Nine Months Ended September 30,
	2017	2016	% Change
Revenues	339,713	378,793	(10.3)
Vessel operating expenses	(110,988)	(130,632)	(15.0)
Depreciation and amortization	(109,496)	(111,998)	(2.2)
General and administrative (1)	(25,904)	(27,126)	(4.5)
Write-down of vessels	(265,229)	—	100.0
Restructuring charge	(450)	(2,084)	(78.4)
(Loss) income from vessel operations	(172,354)	106,953	(261.1)
Calendar-Ship-Days
Owned Vessels	1,638	1,644	(0.4)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues. Revenues decreased for the three and nine months ended September 30, 2017, compared to the same periods last year, primarily due to:

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decreases of $3.0 million and $32.2 million, respectively, for the three and nine months ended September 30, 2017 due to no longer receiving the capital portion of the charter hire for the Petrojarl Varg since February 1, 2016 and the unit being in lay-up since August 1, 2016 subsequent to the termination of the charter contract by Repsol;

•
decreases of $3.3 million and $6.8 million, respectively, for the three and nine months ended September 30, 2017 due to revenue received for offshore field studies associated with the Petrojarl Varg and reimbursement of business development costs during the first three quarters of 2016 (this revenue is offset by operating expenses incurred, as indicated below);

•	decreases of $1.7 million and $3.7 million, respectively, for the three and nine months ended September 30, 2017 due to a decrease in incentive compensation from the Voyageur Spirit; and

•	a decrease of $1.2 million for the nine months ended September 30, 2017 due to one less calendar day in the first quarter of 2017 compared to the same period last year;
partially offset by

•
increases of $1.5 million and $2.5 million, respectively, for the three and nine months ended September 30, 2017, mainly due to the receipt of payments for higher reimbursable expenses incurred on the Voyageur Spirit compared to the same periods last year (this revenue is offset by operating expenses incurred, as indicated below); and

•	an increase of $2.0 million for the three and nine months ended September 30, 2017, due to a one-time performance bonus earned on the Petrojarl Knarr during the third quarter of 2017.

Vessel operating expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2017, compared to the same periods last year, primarily due to:

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decreases of $3.7 million and $15.9 million, respectively, for the three and nine months ended September 30, 2017 due to lower costs as the Petrojarl Varg was decommissioned at the end of July 2016 and is now in lay-up;

•
decreases of $1.3 million and $5.8 million, respectively, for the three and nine months ended September 30, 2017 due to lower crew and repair and maintenance costs for the Petrojarl Knarr relating to the unit preparing during 2016 for the final performance test, that was completed during the third quarter of 2016; and

•
decreases of $3.2 million and $5.5 million, respectively, for the three and nine months ended September 30, 2017 due to expenditures incurred for offshore field studies for the Petrojarl Varg during the first three quarters of 2016;

partially offset by

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increases of $1.6 million and $3.1 million, respectively, for the three and nine months ended September 30, 2017 due to higher pre-operational costs incurred on the Petrojarl I as the unit continues upgrades and is scheduled to commence operations in early-2018;

•
increases of $1.3 million and $2.3 million, respectively, for the three and nine months ended September 30, 2017 due to higher repair and maintenance costs on the Voyageur Spirit which are reimbursed by the charterer, compared to the same periods last year;

•	increases of $2.3 million and $2.1 million, respectively, for the three and nine months ended September 30, 2017 due to the timing of repair and maintenance costs on the Piranema Spirit; and

•
increases of $1.0 million and $1.2 million, respectively, for the three and nine months ended September 30, 2017 due to the weakening of the U.S. Dollar against the Norwegian Kroner and Brazilian Real compared to the same periods last year.

Depreciation and amortization expense. Depreciation and amortization expense decreased for the nine months ended September 30, 2017, compared to the same period last year, primarily due to an increase in the expected useful life of the Petrojarl I, effective January 1, 2017, as a result of an increase in corrective maintenance and replaced equipment from the ongoing upgrades of the unit.
Write-down of vessels. Write-down of vessels was $265.2 million for the three and nine month ended September 30, 2017 and consisted of (a) a $213.2 million write-down of the Petrojarl I due to increasing costs associated with additional upgrade work required and estimated liquidated damages associated with the delay in the commencement of operations of the unit and (b) a $52.0 million write-down of the Rio das Ostras due to a change in the operating plans for the unit resulting from receiving confirmation from the charterer in the third quarter of 2017 that it will not extend the charter contract beyond the expiration date of January 2018.
Restructuring Charge. Restructuring charges incurred in the first quarter of 2017 and the second and third quarters of 2016 relate to the reorganization of our FPSO business to create better alignment with our offshore operations resulting in a lower cost organization going forward.
Shuttle Tanker Segment
As at September 30, 2017, our shuttle tanker fleet consisted of 30 vessels that operate under fixed-rate CoAs, time charters and bareboat charters, five shuttle tanker newbuildings (two shuttle tanker newbuildings were delivered to us in October 2017 and November 2017, respectively), and the HiLoad DP unit, which is currently in lay-up. Of these 36 shuttle tankers, six are owned through 50%-owned subsidiaries and three were chartered-in. The remaining vessels are owned 100% by us. One unit, the Navion Marita, was held for sale as at September 2017. All of our operating shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our vessel operating expenses.
The following tables present the shuttle tanker segment’s operating results for the three and nine months ended September 30, 2017 and 2016, and compare its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2017 and 2016, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the shuttle tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,
	2017	2016	% Change
Revenues	135,549	128,482	5.5
Voyage expenses	(20,018)	(18,898)	5.9
Net revenues	115,531	109,584	5.4
Vessel operating expenses	(31,007)	(33,062)	(6.2)
Time-charter hire expenses	(16,415)	(14,723)	11.5
Depreciation and amortization	(31,049)	(30,166)	2.9
General and administrative (1)	(6,060)	(1,147)	428.3
Write-down of vessels	(51,497)	—	100.0
Restructuring charge	—	(205)	(100.0)
(Loss) income from vessel operations	(20,497)	30,281	(167.7)
Calendar-Ship-Days
Owned Vessels	2,576	2,668	(3.4)
Chartered-in Vessels	313	309	1.3
Total	2,889	2,977	(3.0)

	Nine Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016	% Change
Revenues	404,746	380,505	6.4
Voyage expenses	(58,615)	(45,409)	29.1
Net revenues	346,131	335,096	3.3
Vessel operating expenses	(86,846)	(91,735)	(5.3)
Time-charter hire expenses	(48,500)	(44,298)	9.5
Depreciation and amortization	(91,711)	(90,903)	0.9
General and administrative (1)	(12,709)	(8,975)	41.6
Write-down of vessels	(51,497)	—	100.0
Restructuring charge	—	(205)	(100.0)
Income from vessel operations	54,868	98,980	(44.6)
Calendar-Ship-Days
Owned Vessels	7,644	7,967	(4.1)
Chartered-in Vessels	920	941	(2.2)
Total	8,564	8,908	(3.9)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet decreased for the three and nine months ended September 30, 2017, compared to the same periods last year, primarily due to the sale of the Navion Torinita and the Navion Europa in January 2016 and November 2016, respectively. Five shuttle tanker newbuildings have been excluded from calendar-ship-days as these vessels were not yet delivered to us as at September 30, 2017.
Net revenues. Net revenues increased for the three and nine months ended September 30, 2017 compared to the same periods last year, primarily due to:

•
increases of $6.3 million and $11.3 million, respectively, for the three and nine months ended September 30, 2017, due to an increase in project revenues, mainly due to due to providing offloading services to Statoil for the Gina Krog field as an interim measure pending the start-up of the recently converted Randgrid FSO in October 2017;

•
increases of $4.4 million and $9.2 million, respectively, for the three and nine months ended September 30, 2017, primarily due to an increase in revenues in our CoA fleet mainly due to higher fleet utilization and higher average rates; and

•
an increase of $4.0 million for the nine months ended September 30, 2017, due to the Petroatlantic and Petronordic commencing time-charter-out contracts in April 2017 after converting from their respective bareboat charters;

partially offset by

•	a decrease of $4.4 million for the nine months ended September 30, 2017, due to the redelivery of one vessel to us in June 2016 as it completed its time-charter-out agreement;

•
decreases of $4.0 million and $5.5 million for three and nine months ended September 30, 2017, due to one vessel acting as a substitute for one of our FSO units during the second and third quarters of 2016; and

•
decreases of $0.6 million and $3.5 million, respectively, for the three and nine months ended September 30, 2017, due to lower average rates and fewer opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market.

Vessel operating expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2017 compared to the same periods last year, primarily due to:

•	decreases of $3.2 million and $5.6 million, respectively, for the three and nine months ended September 30, 2017, mainly due to the timing of repairs and maintenance expenses; and

•	decreases of $0.8 million and $2.7 million, respectively, for the three and nine months ended September 30, 2017, due to the sale of one vessel in November 2016;
partially offset by

•
increases of $2.3 million and $4.0 million, respectively, for the three and nine months ended September 30, 2017, due to the Petroatlantic and Petronordic commencing time-charter-out contracts in April 2017 after converting from their respective bareboat charters.

Time-charter hire expenses. Time-charter hire expenses increased for the three and nine months ended September 30, 2017 compared to the same periods last year, primarily due to:

•	increases of $3.9 million and $13.1 million, respectively, for the three and nine months ended September 30, 2017, due to the in-chartering of one vessel from September 2016;
partially offset by

•	decreases of $2.4 million and $7.9 million, respectively, for the three and nine months ended September 30, 2017, due to the redelivery of one vessel by us in December 2016; and

•	a decrease of $1.0 million for the nine months ended September 30, 2017, due to decreased spot in-chartering of shuttle tankers.
Write-down on vessels. Write-down of vessels was $51.5 million for the three and nine months ended September 30, 2017 and consisted of (a) a $26.3 million write-down of the HiLoad DP unit as result of a change in expectations for the future opportunities of the unit, (b) a $10.8 million write-down of the Nordic Rio and a $9.3 million write-down of the Nordic Brasilia as a result of a change in the operating plans for these vessels due to the redelivery of these vessels from their charterer after completing their bareboat charter contracts in July 2017 and (c) a $5.1 million write-down of the Navion Marita as a result of the expected sale of the vessel.
FSO Segment

As at September 30, 2017, our FSO fleet consisted of five units that operate under fixed-rate time charters or fixed-rate bareboat charters, for which our ownership interests range from 89% to 100%, one unit, the Randgrid, for which our ownership interest is 100%, and one idle unit, the Navion Saga, for which our ownership interest is 100%. The Randgrid completed its conversion from a shuttle tanker to an FSO unit in June 2017 and commenced operations in early-October 2017 at the Gina Krog oil and gas field located in the North Sea, under a three-year time-charter contract, which includes 12 additional one-year extension options. The Navion Saga FSO unit was sold in October 2017.

FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner or Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following tables present the FSO segment’s operating results for the three and nine months ended September 30, 2017 and 2016, and compare its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2017 and 2016, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days for the FSO segment:

	Three Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016	% Change
Revenues	10,205	14,251	(28.4)
Voyage expenses	(258)	(96)	168.8
Net revenues	9,947	14,155	(29.7)
Vessel operating expenses	(5,132)	(6,056)	(15.3)
Depreciation and amortization	(2,589)	(2,205)	17.4
General and administrative (1)	(446)	(230)	93.9
Income from vessel operations	1,780	5,664	(68.6)
Calendar-Ship-Days
Owned Vessels	644	644	—

	Nine Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016	% Change
Revenues	32,492	42,403	(23.4)
Voyage expenses	(1,013)	(431)	135.0
Net revenues	31,479	41,972	(25.0)
Vessel operating expenses	(14,904)	(17,724)	(15.9)
Depreciation and amortization	(7,729)	(6,586)	17.4
General and administrative (1)	(1,356)	(612)	121.6
Write-down of vessels	(1,500)	—	100.0
Income from vessel operations	5,990	17,050	(64.9)
Calendar-Ship-Days
Owned Vessels	1,911	1,918	(0.4)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Net revenues. Net revenues decreased for the three and nine months ended September 30, 2017, compared to the same periods last year, primarily due to the redelivery of the Navion Saga in October 2016 following the completion of its time-charter-out contract partially offset by dry dock reimbursements relating to the Apollo Spirit received during the first three quarters of 2017 (this revenue is offset by an increase in depreciation and amortization expense).

Vessel operating expenses. Vessel operating expenses decreased for the nine months ended September 30, 2017, compared to the same period last year, primarily due to the redelivery of the Navion Saga in October 2016.

Write-down of vessels. Write-down of vessels for the nine months ended September 30, 2017 consists of the write-down of the Falcon Spirit as a result of a decrease in the estimated residual value of the unit.
UMS Segment
As at September 30, 2017, our UMS fleet consisted of one unit, the Arendal Spirit, in which we own a 100% interest.

The Arendal Spirit began its three-year charter contract for Petroleo Netherlands B.V. on June 7, 2015. In mid-April 2016, during the process of lifting off the gangway connecting the Arendal Spirit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. During the gangway replacement, the Arendal Spirit was declared off-hire. The gangway was replaced in mid-June 2016 and the Arendal Spirit was declared on-hire in early-July 2016. In early-November 2016, the unit experienced an operational incident relating to the dynamic positioning system and, as a result, Petroleo Netherlands B.V. suspended its charter hire payments beginning November 6, 2016 to complete an operational review relating to this incident. In late-April 2017, Petroleo Netherlands B.V. notified our subsidiary, Logitel Offshore Norway AS, that Petroleo Netherlands B.V. was terminating the charter contract for the Arendal Spirit UMS and would not pay the charter hire payments from November 2016. We have disputed the grounds for termination and expect to initiate a claim for unpaid standby fees and damages for wrongful termination of the time-charter contract. The unit is currently proceeding into lay-up. The following tables present the UMS segment’s operating results and calendar-ship-days for the three and nine months ended September 30, 2017 and 2016.

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,		% Change
	2017	2016
Revenues	—	13,395	(100.0)
Vessel operating expenses	(4,509)	(8,331)	(45.9)
Depreciation and amortization	(1,640)	(1,647)	(0.4)
General and administrative (1)	(1,019)	(2,640)	(61.4)
Restructuring charges	(2,885)	—	100.0
(Loss) income from vessel operations	(10,053)	777	(1,393.8)
Calendar-Ship-Days
Owned Vessels	92	92	—

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2017	2016
Revenues	3,916	30,612	(87.2)
Vessel operating expenses	(28,327)	(25,576)	10.8
Depreciation and amortization	(4,907)	(5,037)	(2.6)
General and administrative (1)	(4,183)	(4,166)	0.4
Write-down of vessels	—	(43,650)	(100.0)
Restructuring charges	(2,885)	—	100.0
Loss from vessel operations	(36,386)	(47,817)	(23.9)
Calendar-Ship-Days
Owned Vessels	273	274	(0.4)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues. Revenues decreased for the three and nine months ended September 30, 2017, compared to the same periods last year, due to the charterer not paying charter hire payments since early-November 2016. The charter contract was subsequently terminated in late-April 2017 and the remaining deferred revenue of $3.9 million relating to the charter contract was recognized during the nine months ended September 30, 2017. The Arendal Spirit was off-hire from mid-April 2016 until early-July 2016 due to damage suffered to the gangway of the unit.
Vessel operating expenses. Vessel operating expenses decreased for the three months and increased for the nine months ended September 30, 2017, compared to the same periods last year, primarily due to:

•	a decrease of $2.5 million for the three and nine months ended September 30, 2017, due to deferred operating expenses being written off in the third quarter of 2017; and

•
decreases of $1.0 million and $3.9 million, respectively, for the three and nine months ended September 30, 2017, mainly due to lower repairs and maintenance expenses as the Arendal Spirit prepares for lay-up;

offset by

•
an increase of $9.3 million for the nine months ended September 30, 2017, due to the write-off of deferred operating expenses upon the termination of the Arendal Spirit's charter contract in late-April 2017.

Write-down of vessels. Write-down of vessels for the nine months ended September 30, 2016, consists of the write-down relating to the cancellation of two UMS newbuilding contracts in June 2016.
Restructuring charges. Restructuring charges for the three and nine months ended September 30, 2017 relate to crew and onshore staff severance costs relating to the termination of the charter contract of the Arendal Spirit UMS and the unit proceeding to lay-up.
Towage Segment

As at September 30, 2017, our towage vessel fleet consisted of eight long-distance towing and offshore installation vessels and two long-distance towing and offshore installation vessel newbuildings, one of which, the ALP Sweeper, delivered in October 2017 and the remaining vessel is scheduled to deliver in early-2018. We own a 100% interest in each of the vessels in our towage fleet.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, floating liquid natural gas units and floating drill rigs.

The following tables present our towage segment’s operating results for the three and nine months ended September 30, 2017 and 2016, and compare its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2017 and 2016, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the towage segment:

	Three Months Ended September 30,		% Change
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016
Revenues	11,431	5,345	113.9
Voyage expenses	(6,191)	(2,440)	153.7
Net revenues	5,240	2,905	80.4
Vessel operating expenses	(5,825)	(4,206)	38.5
Depreciation and amortization	(4,111)	(2,961)	38.8
General and administrative (1)	(1,251)	(859)	45.6
Loss from vessel operations	(5,947)	(5,121)	16.1
Calendar-Ship-Days
Owned Vessels	736	571	28.9

	Nine Months Ended September 30,		% Change
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2017	2016
Revenues	26,558	28,158	(5.7)
Voyage expenses	(12,110)	(10,239)	18.3
Net revenues	14,448	17,919	(19.4)
Vessel operating expenses	(14,929)	(13,015)	14.7
Time-charter hire expenses	(925)	—	100.0
Depreciation and amortization	(11,056)	(8,614)	28.3
General and administrative (1)	(3,444)	(2,350)	46.6
Loss from vessel operations	(15,906)	(6,060)	162.5
Calendar-Ship-Days
Owned Vessels	2,014	1,663	21.1
Chartered-in Vessels	52	—	100.0
Total	2,066	1,663	24.2

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our owned towing and offshore installation vessels increased for the three and nine months ended September 30, 2017, compared to the same periods last year, due to the delivery of two newbuilding vessels, the ALP Striker and the ALP Defender, in September 2016 and June 2017, respectively.

The average number of our chartered-in towing and offshore installation vessels increased for the nine months ended September 30, 2017, compared to the same period last year, due to the in-chartering of two vessels for a project completed during the nine months ended September 30, 2017.

Net revenues. Net revenues increased for the three months ended September 30, 2017, compared to the same period last year, due to higher utilization and average day rates for the towage fleet, mainly from the ALP Defender towing the Randgrid FSO from Singapore to Norway during the three months ended September 30, 2017, and an increase in the owned and chartered-in fleet size.

Net revenues decreased for the nine months ended September 30, 2017, compared to the same period last year, mainly due to lower utilization for the towage fleet as a result of lower demand in the offshore market, partially offset by an increase in the owned and chartered-in fleet size.

Vessel operating expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2017, compared to the same periods last year, mainly due to the delivery of the ALP Striker and ALP Defender in September 2016 and June 2017, respectively.

Time-charter hire expenses. Time-charter hire expenses increased for the nine months ended September 30, 2017, compared to the same period last year, due to the in-chartering of two vessels in support of an FPSO installation project. The time-charter hire expenses were reimbursed by the customer and are included in revenues.

Depreciation and amortization expense. Depreciation and amortization expense increased for the three and nine months ended September 30, 2017, compared to the same periods last year, due to the delivery of the ALP Striker in September 2016 and the ALP Defender in June 2017.

Conventional Tanker Segment

As at September 30, 2017, our conventional tanker fleet consisted of two in-chartered conventional tankers. One vessel is fixed on a two-year time-charter-out contract that commenced in March 2016 and the other vessel is trading in the spot conventional tanker market.

The following tables present our conventional tanker segment’s operating results for the three and nine months ended September 30, 2017 and 2016, and compare its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2017 and 2016, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the conventional tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,		% Change
	2017	2016
Revenues	3,181	3,531	(9.9)
Voyage expenses	(45)	(61)	(26.2)
Net revenues	3,136	3,470	(9.6)
Time-charter hire expenses	(4,262)	(4,171)	2.2
General and administrative (1)	(90)	(90)	—
Loss from vessel operations	(1,216)	(791)	53.7
Calendar-Ship-Days
Chartered-in Vessels	184	184	—

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2017	2016
Revenues	10,482	16,999	(38.3)
Voyage expenses	(111)	(1,348)	(91.8)
Net revenues	10,371	15,651	(33.7)
Vessel operating recoveries (expenses)	10	(1,439)	(100.7)
Time-charter hire expenses	(12,515)	(8,747)	43.1
General and administrative (1)	(270)	(262)	3.1
(Loss) income from vessel operations	(2,404)	5,203	(146.2)
Calendar-Ship-Days
Owned Vessels	—	160	(100.0)
Chartered-in Vessels	546	388	40.7
Total	546	548	(0.4)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our owned conventional tankers decreased to nil for the nine months ended September 30, 2017, compared to the same period last year, due to the sales of the Kilimanjaro Spirit and the Fuji Spirit conventional tankers in March 2016, which were subsequently renamed Blue Pride and Blue Power, respectively, by the new owners.
The average number of our chartered-in conventional tankers increased for the nine months ended September 30, 2017, compared to the same period last year, due to the in-chartering of the Blue Pride and Blue Power conventional tankers from March 2016 for three years.

Net Revenues. Net revenues decreased for the nine months ended September 30, 2017, compared to the same period last year, mainly due to a $4.0 million termination fee received from Teekay Corporation for the early termination of the time-charter-out contract of the Kilimanjaro Spirit in March 2016.

Vessel operating expenses. Vessel operating expenses decreased for the nine months ended September 30, 2017, compared to the same period last year, due to the sale of our two remaining owned conventional tankers in March 2016.

Time-charter hire expenses. Time-charter hire expenses increased for the nine months ended September 30, 2017, compared to the same period last year, due to the in-chartering of the Blue Pride and the Blue Power conventional tankers from March 2016.
Other Operating Results
General and Administrative Expenses. General and administrative expenses were $19.9 million and $47.9 million, respectively, for the three and nine months ended September 30, 2017, compared to $15.2 million and $43.5 million, respectively, for the same periods last year. General and administrative expenses increased mainly due to costs associated with the Brookfield Transaction and higher business development fees relating to our FPSO segment, partially offset by lower management fees relating to the FPSO and shuttle tanker segments primarily from our cost saving initiatives and lower expenses as a result of the redelivery and lay-up of the Petrojarl Varg FPSO unit in August 2016.
Interest Expense. Interest expense increased to $38.8 million and $111.5 million for the three and nine months ended September 30, 2017 from $35.4 million and $104.8 million for the same periods last year, primarily due to:

•	increases of $3.8 million and $7.9 million, respectively, for the three and nine months ended September 30, 2017, due to an increase in the weighted-average interest rates on our long-term debt;

•
an increase of $3.9 million for the nine months ended September 30, 2017, due to non-cash guarantee fees to Teekay Corporation associated with the long-term financing for the East Coast of Canada shuttle tanker newbuildings and certain of our interest rate swaps and cross currency swaps commencing during the second quarter of 2016, which guarantees were eliminated as part of the Brookfield Transaction; and

•
an increase of $2.3 million for the nine months ended September 30, 2017, due to the ineffective portion of the unrealized loss, and the reclassification of the realized loss from accumulated other comprehensive loss to interest expense, on interest rate swaps designated as cash flow hedges relating to the towage segment;

partially offset by

•
a decrease of $4.8 million for the nine months ended September 30, 2017, due to interest expense incurred relating to costs associated with the delay in the delivery of a UMS newbuilding in the first and second quarters of 2016 up until its construction contract cancellation in late-June 2016; and

•	decreases of $0.8 million and $3.0 million, respectively, for the three and nine months ended September 30, 2017, due to decreases in our total debt balances.

Realized and Unrealized (Loss) Gain on Derivatives. Net realized and unrealized losses on non-designated derivative instruments were $19.2 million and $47.6 million, respectively, for the three and nine months ended September 30, 2017, compared to a gain of $20.2 million and a loss of $102.3 million for the same periods last year.

During the three months ended September 30, 2017 and 2016, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.8 billion and $2.2 billion, respectively, and average fixed rates of approximately 3.5% and 3.4%, respectively. Short-term variable benchmark interest rates during the three months ended September 30, 2017 and 2016 were 1.5% or less and 1.2% or less, respectively; we incurred related realized losses of $49.0 million (which includes a $38.0 million realized loss relating to the partial settlement of certain interest rate swaps) and $13.5 million during the three months ended September 30, 2017 and 2016, respectively, under the interest rate swap agreements.

During the nine months ended September 30, 2017 and 2016, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.8 billion and $2.2 billion, respectively, and average fixed rates of approximately 3.4% and 3.2%, respectively. Short-term variable benchmark interest rates during the nine months ended September 30, 2017 and 2016 were 1.5% or less and 1.2% or less, respectively; we incurred realized losses of $69.9 million (which includes a $38.0 million realized loss relating to the partial settlement of certain interest rate swaps) and $41.0 million during the nine months ended September 30, 2017 and 2016, respectively, under the interest rate swap agreements.

During the three months ended September 30, 2017 and 2016, we were committed to foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner, Euro and the Singapore Dollar, and we recognized a related realized gain of $1.0 million and a related realized loss of $1.8 million during the three months ended September 30, 2017 and 2016, respectively.

During the nine months ended September 30, 2017 and 2016, we were committed to foreign currency forward contracts to economically hedge portions of our forecasted expenditures denominated in Norwegian Kroner, Euro and the Singapore Dollar, and we recognized a related realized gain of $0.6 million and a related realized loss of $6.4 million during the nine months ended September 30, 2017 and 2016, respectively.

The $39.5 million increase in net realized and unrealized loss on non-designated derivatives for the three months ended September 30, 2017 compared to the same period last year was primarily due to; a $38.0 million increase in the realized loss relating to partial settlement on certain interest rate swaps during the three months ended September 30, 2017; a $3.4 million decrease in the unrealized gain on interest rate swaps due to long-term LIBOR benchmark rates increasing less as at September 30, 2017 relative to June 30, 2017, compared to as at September 30, 2016 relative to June 30, 2016; and a $3.4 million decrease in the unrealized gain on foreign exchange forward contracts mainly due to a decrease in the aggregate average outstanding notional balance of foreign exchange forward contract agreements as at September 30, 2017 compared to as at September 30, 2016, partially offset by a $2.8 million increase in the realized gain on foreign exchange forward contracts due to an increase in the transfer of previously recognized unrealized gain to realized gain during the third quarter of 2017 related to actual cash settlements; a decrease in the realized loss on interest rate swaps of $2.5 million due to an increase in current LIBOR during the third quarter of 2017; and a decrease in the aggregate average outstanding notional balance of interest rate swap agreements compared to the same period last year.

The $54.7 million decrease in net realized and unrealized loss on non-designated derivatives for the nine months ended September 30, 2017 compared to the same period last year was primarily due to; an $86.9 million decrease in the unrealized loss on interest rate swaps relating to long-term LIBOR benchmark rates increasing as at September 30, 2017 relative to December 31, 2016, compared to decreasing as at September 30, 2016 relative to December 31, 2015; a decrease in the realized loss on interest rate swaps of $9.0 million due to an increase in current LIBOR during the nine months ended September 30, 2017; a decrease in the aggregate average outstanding notional balance of interest rate swap agreements, compared to the same period last year; and a $7.0 million decrease in the realized loss on foreign currency forward contracts due to a decrease in the transfer of previously unrealized loss to realized loss during the nine months ended September 30, 2017 related to actual cash settlements; partially offset by a; $38.0 million increase in the realized loss relating to partial settlement on certain interest rate swaps during the three months ended September 30, 2017; a $10.3 million decrease in the unrealized gain on foreign currency forward contracts due to a decrease in the aggregate average notional balance outstanding of foreign currency forward contract agreements as at September 30, 2017 compared to as at September 30, 2016; and from the U.S. Dollar weakening less against the Norwegian Kroner as at September 30, 2017 relative to December 31, 2016, compared to as at September 30, 2016 relative to December 31, 2015.

Foreign Currency Exchange (Loss) Gain. Foreign currency exchange (loss) gain was ($6.5) million and ($13.3) million for the three and nine months ended September 30, 2017, respectively, compared to $0.8 million and ($15.1) million for the same periods last year. Our foreign currency exchange losses and gains are due primarily to the relevant period-end revaluation of NOK-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on NOK-denominated net monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated net monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three and nine months ended September 30, 2017, foreign currency exchange losses and gains includes realized losses of $43.0 million and $49.5 million, respectively (2016 - losses of $3.3 million and $41.3 million, respectively) and unrealized gains of $54.5 million and $67.0 million, respectively (2016 - gains of $19.8 million and $58.3 million, respectively) on the cross currency swaps. The realized losses and the unrealized gains relating to the cross currency swaps during the three and nine months ended September 30, 2017, were impacted by the partial settlement of certain cross currency swaps related to the repurchase of certain of our NOK bonds in October 2017. There were additional unrealized losses of $12.8 million and $21.9 million, respectively, for the three and nine months ended September 30, 2017 (2016 - losses of $13.6 million and $61.8 million, respectively), on the revaluation of the NOK-denominated debt.

During the nine months ended September 30, 2016, NOK 500 million of our senior unsecured bonds matured and we recorded a $32.6 million realized foreign currency exchange gain on the repayment of the bonds and a $32.6 million realized loss on the maturity of its associated cross currency swap. There were additional realized and unrealized foreign exchange losses of $5.2 million and $8.9 million, respectively, for the three and nine months ended September 30, 2017 (2016 - losses of $2.1 million and $3.0 million, respectively) on all other monetary assets and liabilities.

Other Income (Expense) - Net. Other income (expense) - net was $15.2 million and $14.3 million for the three and nine months ended September 30, 2017, compared to ($0.2) million and ($21.5) million for the same periods last year. The increase in other income for the three and nine months ended September 30, 2017, compared to the same periods last year, was mainly due to a partial reversal of a previously accrued contingent liability associated with the estimated damages from the cancellation of the UMS construction contracts partially offset by a settlement entered into between CeFront Technology AS (or CeFront) and certain subsidiaries of ours in September 2017 to settle certain outstanding claims against us (refer to Item 1 - Financial Statements: Note 9c Commitments and Contingencies). The increase in other income for the nine months ended September 30, 2017, compared to the same period last year, also includes the cancellation of the UMS construction contracts, recorded during the nine months ended September 30, 2016 resulting in the recognition of an expense relating to estimated damages of $38.0 million, partially offset by a $14.5 million gain associated with the extinguishment of contingent liabilities relating to the UMS newbuildings and a $2.1 million gain relating to the reassessment of a contingent liability fair value associated with the Arendal Spirit UMS.

Income Tax (Expense) Recovery. Income tax (expense) recovery was ($2.3) million and ($4.1) million, respectively, for the three and nine months ended September 30, 2017, compared to ($1.6) million and $2.7 million, respectively, for the same periods last year.

The increase in income tax expense for the three and nine months ended September 30, 2017, compared to the same periods last year, was primarily due to increases in deferred tax expense during the three and nine months ended September 30, 2017 due to changes in our future income assumptions of our FPSO units given the sustained low oil price, partially offset by a decrease in current tax expense mainly due to a withholding tax accrual recorded during the three and nine months ended September 30, 2016 due to an estimated tax liability relating to our Singapore entities.
Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with terms between three to ten years. In September 2017, we finalized the previously-announced Brookfield Transaction, which has strengthened our capital structure and allows us to fully fund our existing growth projects, excluding our two Suezmax DP2 shuttle tanker newbuildings ordered in July 2017. As part of the Brookfield Transaction and effective for the distributions paid during the third quarter of 2017, we reduced our quarterly cash distributions to $0.01 per common unit in order to reinvest cash in the business and further strengthen our balance sheet. We believe that it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to reduce debt levels. Our near-to-medium term business strategy is primarily focused on implementing existing growth projects, repaying or refinancing scheduled debt obligations and pursuing strategic growth projects. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties.

As at September 30, 2017, our total consolidated cash and cash equivalents were $416.3 million, compared to $227.4 million at December 31, 2016. Our total consolidated liquidity, including cash, cash equivalents and undrawn revolving credit facilities was $416.3 million as at September 30, 2017, compared to $260.7 million as at December 31, 2016. The increase in liquidity was primarily due to: the net proceeds received from Brookfield and Teekay Corporation as part of the Brookfield Transaction in September 2017; the proceeds from long-term debt; a decrease in cash collateral on cross currency swaps; and the release of the Petrojarl Knarr performance bond; and net operating cash flows, partially offset by our repurchase of Series C-1 and Series D convertible preferred units as part of the Brookfield Transaction; the scheduled repayments of outstanding term loans and revolving credit facilities; cash distributions paid by us; and payments for committed newbuildings and conversions (please read Item 1 - Financial Statements: Note 9. Commitments and Contingencies).

As at September 30, 2017, we had a working capital deficit of $538.9 million, compared to a working capital deficit of $398.0 million at December 31, 2016. Accounts receivable increased mainly due to the timing of collections. Assets held for sale increased due to the Navion Marita being classified as held for sale as at September 30, 2017. Accounts payable and accrued liabilities increased mainly due to timing of expenses related to our committed newbuildings and conversions and expenses related to the investment from Brookfield. The net due to affiliates balance increased mainly due to the timing of settlements. The current portion of long-term debt increased mainly due to; the reclassification of the term loan outstanding for the Arendal Spirit UMS due to the termination of its charter contract during the second quarter of 2017; the reclassification to current liabilities of two term loans and one revolver facility with maturity dates prior to September 30, 2018; and the drawdown of a $50 million short-term debt facility during the second quarter of 2017; partially offset by the maturity and repayment of one revolving credit facility during the nine months ended September 30, 2017.

Our primary liquidity needs for the remainder of 2017 and 2018 are to pay existing, committed capital expenditures, to make scheduled repayments of debt, to pay debt service costs, quarterly distributions on outstanding common and preferred units, operating expenses and dry docking expenditures, to fund general working capital requirements, to settle claims and potential claims against us and manage our working capital deficit. We expect that our primary sources of funds for the remainder of 2017 and 2018 will be bank debt, bond issuances and cash flows from operations. As at September 30, 2017, our total future contractual obligations for vessels and newbuildings and committed conversions, including our 50% interest in the Libra FPSO conversion, were estimated to be $736.3 million, consisting of $357.1 million (remainder of 2017) and $151.9 million (2018), $136.3 million (2019) and $91.0 million (2020). Of this $736 million of future contractual obligations, we have pre-arranged financing in place of $243 million and a further $24 million held in escrow as funding for the Petrojarl I FPSO project, with a remaining requirement of $469.0 million which will be funded from the net proceeds of the equity and bond issuances as part of the Brookfield Transaction and expected new debt facilities, including long-term debt financing related to the two shuttle tanker newbuildings ordered in July 2017.

Primarily as a result of the working capital deficit and committed capital expenditures, over the one-year period following the issuance of our September 30, 2017 unaudited consolidated financial statements we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our minimum liquidity requirements under our financial covenants. The proceeds from the Brookfield Transaction have strengthened our capital structure and increased our liquidity. Additional potential sources of financing include raising additional capital through equity issuances, refinancing debt facilities that mature during the one-year period, increasing amounts available under existing debt facilities and entering into new debt facilities, negotiating extensions or redeployments of existing assets and the sale of partial interests of assets. We are actively pursuing the funding alternatives described above, which we consider probable of completion based on our history of being able to raise equity, refinance loan facilities for similar types of vessels, and indicative offers received from potential investors for partial interests in certain assets. We are in various stages of completion on these matters. Please refer to Item 1 - Financial Statements: Note 9l - Commitments and Contingencies.
Our revolving credit facilities and term loans are described in Item 1 - Financial Statements: Note 5. Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. We have two revolving credit facilities and six term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request us to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at our option. As at September 30, 2017, these ratios were estimated to range from 117% to 382% and exceeded the minimum ratios required. The vessel values used in calculating these ratios are appraised values provided by third parties where available, or are prepared by us based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS, FPSO or FSO markets could negatively affect these ratios. The lenders for our loan relating to the Petrojarl I FPSO unit agreed to extend the availability date of the loan for successive periods up to December 15, 2017, as the loan was subject to a mandatory prepayment provision, initially in early October 2016, if the unit was not accepted at that time by QGEP. These interim extensions provide additional time for us to negotiate a revised schedule for the delivery of the unit and thereafter, amend the loan facility accordingly to reflect the revised delivery schedule. As at September 30, 2017, we had $24.3 million held in escrow to fund the final upgrade costs. As at September 30, 2017, we and our affiliates were in compliance with all covenants relating to our revolving credit facilities and term loans.

The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Nine months ended September 30,
	2017	2016
Net cash flow from operating activities	192,657	274,160
Net cash flow from (used for) financing activities	274,031	(72,508)
Net cash flow used for investing activities	(277,720)	(237,253)

Operating Cash Flows.

Net cash flow from operating activities decreased to $192.7 million for the nine months ended September 30, 2017, from $274.2 million for the same period in 2016, primarily due to; the redelivery of the Petrojarl Varg FPSO unit; the redelivery of one shuttle tanker and one FSO unit as they completed their time-charter-out agreements during 2016; the charterer of the Arendal Spirit UMS not paying charter hire payments since early-November 2016 and the subsequent contract termination in late-April 2017; lower average rates and lower utilization from our towage fleet; the sale of two conventional tankers during 2016 which were subsequently chartered-in by us; and an increase in the realized loss on derivative instruments; partially offset by higher average rates and higher utilization from our shuttle tanker fleet; lower repairs and maintenance expenses on our FPSO units and shuttle tanker fleet; and the commencement of time-charter-out contracts for two shuttle tankers which were previously operating on bareboat contracts.

The increase in non-cash working capital items for the nine months ended September 30, 2017 compared to the same period last year is primarily due to the timing of payments made to vendors and settlements of intercompany balances with related parties, partially offset by the timing of payments received from customers.

For a further discussion of changes in income statement items described above for our six reportable segments, please read “Results of Operations”.

Financing Cash Flows.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and prepayments of long-term debt, were $276.6 million for the nine months ended September 30, 2017, and $75.1 million for the same period in 2016.

Net proceeds from the issuance of long-term debt for the nine months ended September 30, 2017 mainly related to the refinancing of two debt facilities, the drawdown of four existing debt facilities and two existing revolving debt facilities, and a $50 million short-term debt facility. These proceeds were used primarily for the final bullet payments on existing debt facilities, to fund the installment payments on the three shuttle tanker newbuildings being constructed for the East Coast of Canada contract, the Gina Krog FSO conversion, the Petrojarl I FPSO unit upgrades, the final installment on the ALP Defender towing and offshore installation vessels and to fund working capital requirements.

Net proceeds from the issuance of long-term debt for the nine months ended September 30, 2016 mainly related to the drawdowns of one new term loan, three existing term loans, a new $35 million tranche added to an existing debt facility secured by two shuttle tankers and one existing revolving debt facility, partially offset by the prepayments of three revolving debt facilities. These proceeds were used primarily to fund the installment payments on the four towing and offshore installation newbuildings, three shuttle tanker newbuildings being constructed for the East Coast of Canada contract, upgrades on the Petrojarl I FPSO unit, the Gina Krog FSO conversion and to fund working capital requirements.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt was $419.1 million for the nine months ended September 30, 2017, an increase from $314.7 million for the same period in 2016. Repayments for the nine months ended September 30, 2017 reflect the maturity of one revolving debt facility, the refinancing of three debt facilities and repayments on two existing facilities and a debt facility relating to the Petrojarl I FPSO. During the nine months ended September 30, 2016, the repayments reflect the maturity of a NOK 500 million tranche of our senior unsecured bonds in January 2016, the maturity of an existing revolving debt facility and the repayment of a portion of an existing revolving debt facility relating to the Petrojarl Varg FPSO unit.

On September 25, 2017, as part of the Brookfield Transaction, we issued 244.0 million common units and 62.4 million common unit warrants to Brookfield for gross proceeds of $610.0 million. In addition, we issued 12.0 million common units and 3.1 million common unit warrants to Teekay Corporation for gross proceeds of $30.0 million. We used a portion of the proceeds to repurchase and subsequently cancel all outstanding Series C-1 and D preferred units and we will use the remainder for general partnership purposes including the funding of existing newbuilding installments and capital conversion projects.

During the three months ended September 30, 2016, we issued 3.7 million common units under our continuous offering program for net proceeds of approximately $21.4 million, including the general partner’s 2% proportionate capital contribution of $0.4 million and net of approximately $0.3 million of offering costs. The net proceeds from the issuance of these common units were used for general partnership purposes.

In June 2016, we issued 22.0 million common units in a private placement for net proceeds of approximately $99.5 million, including the general partner's 2% proportionate capital contribution. We used the proceeds for general partnership purposes, including the funding of existing newbuilding installments and capital conversion projects.

In June 2016, we issued 4,000,000 10.50% Series D Preferred Units to a group of investors for net proceeds of approximately $97.2 million. These investors also received 4,500,000 common unit warrants with an exercise price equal to the closing price of our common units on June 16, 2016, or $4.55 per unit and 2,250,000 common unit warrants with an exercise price at a 33% premium to the closing price of our common units on June 16, 2016, or $6.05 per unit which was amended to $4.55 per unit in September 2017 as part of the Brookfield Transaction. We used the proceeds for general partnership purposes including the funding of existing newbuilding installments and capital conversion projects.

Restricted Cash decreased by $87.4 million for the nine months ended September 30, 2017 relates to a decrease in collateral on our cross currency swaps, the release of collateral of $35.7 million held for the Petrojarl I FPSO unit upgrade expenses and the release of $20.0 million of cash held for a performance bond relating to the Petrojarl Knarr FPSO. The decrease in restricted cash of $13.9 million for the nine months ended September 30, 2016 relates to a decrease in collateral on our cross currency swaps.

The decrease in distributions to our common and preferred unitholders and our general partner was mainly due to the issuance of 3.7 million common units for a total value of $19.4 million, as a payment-in-kind for the distributions on our Series C-1 Preferred Units and our common units and general partner interest held by subsidiaries of Teekay Corporation for the distributions paid during for the nine months ended September 30, 2017, and a decrease in the quarterly distribution paid on our common units effective from the third quarter of 2017 to $0.01 per common unit compared to $0.11 per common unit paid during the first two quarters of 2017, partially offset by an increase in distributions due to the issuance of 38.1 million common units, excluding common units issued to subsidiaries of Teekay Corporation, during 2016.

Subsequent to September 30, 2017, distributions of $4.1 million on our outstanding common units and general partner interest related to the third quarter of 2017 were declared and paid in cash on November 10, 2017. Subsequent to September 30, 2017, distributions of $5.4 million for our Series A and Series B Preferred Units relating to the third quarter of 2017 were declared and paid in cash on November 15, 2017.

Investing Cash Flows.

During the nine months ended September 30, 2017, net cash flow used for investing activities was $277.7 million, primarily relating to $257.9 million of payments for vessels and equipment (including conversion costs on the Gina Krog FSO conversion, upgrade costs on the Petrojarl I FPSO unit and installment payments on the newbuilding towing and offshore installation vessels and the East Coast of Canada newbuilding shuttle tankers) and $24.1 million of investments in our joint ventures, partially offset by scheduled lease payments received of $4.3 million from leasing our direct financing lease assets.

During the nine months ended September 30, 2016, net cash flow used for investing activities was $237.3 million, primarily relating to $238.3 million of expenditures for vessels and equipment (including conversion costs on the Gina Krog FSO conversion, upgrade costs on the Petrojarl I FPSO unit and installment payments on the newbuilding towing and offshore installation vessels and the East Coast of Canada newbuilding shuttle tankers), a $52.9 million investment in our joint ventures (including $56.2 million of cash investments partially offset by a $3.3 million construction credit received) and $1.5 million of net investments in direct financing lease assets (including $5.9 million of investments in direct financing lease assets partially offset by $4.4 million received from leasing our direct financing lease assets), partially offset by proceeds of $55.5 million from the sale of the Navion Torinita shuttle tanker and the Fuji Spirit and Kilimanjaro Spirit conventional tankers.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2017:

		Balance
		of					Beyond
	Total	2017	2018	2019	2020	2021	2021
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Bond repayments(1)	300.0	—	—	300.0	—	—	—
Secured debt - scheduled repayments(1)	1,935.2	135.9	402.5	330.7	310.9	285.5	469.7
Secured debt - repayments on maturity(1)	608.9	85.0	212.9	25.0	40.0	19.4	226.6
Subordinated promissory note - repayment on maturity(2)	200.0	—	—	—	—	—	200.0
Chartered-in vessels (operating leases)	123.4	22.6	51.5	33.9	15.4	—	—
Acquisition of vessels and newbuildings and committed conversion costs(3)	736.3	357.1	151.9	136.3	91.0	—	—
Norwegian Kroner-Denominated Obligations
Bond repayments(4)	278.8	—	—	125.6	—	—	153.2
Total contractual obligations	4,182.6	600.6	818.8	951.5	457.3	304.9	1,049.5

(1)
Excludes expected interest payments of $26.1 million (remainder of 2017), $86.7 million (2018), $60.9 million (2019), $40.1 million (2020), $29.4 million (2021) and $37.5 million (beyond 2021). Expected interest payments are based on existing interest rates (fixed-rate loans) and LIBOR plus margins which ranged between 0.30% and 4.75% (variable-rate loans) as at September 30, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.

(2)
Consists of the repayment of the Brookfield Promissory Note. The Brookfield Promissory Note bears interest at an annual rate of 10.0% on the outstanding principal balance, one half of which will be paid in cash, and the other half of which will be paid in common units or from the proceeds of the sale of equity securities (see Item 1 - Financial Statements: Note 6h). Excludes maximum expected interest payments of $5.1 million (remainder of 2017) and $20.0 million (2018, 2019, 2020 and 2021) until repayment of the loan in full in 2022.

(3)
Consists of the estimated remaining payments for the acquisition of two towing and offshore installation newbuildings, five shuttle tanker newbuildings, our 50% interest in an FPSO conversion for the Libra field, upgrades for the Petrojarl I FPSO unit, and the FSO conversion for the Randgrid shuttle tanker. Please read Item 1 - Financial Statements: Note 9a, 9b, 9d, 9e, 9f and 9k- Commitments and Contingencies. We have pre-arranged undrawn financing of approximately $243.0 million relating to our capital expenditure commitments and $24.3 million held in escrow as funding for the Petrojarl I FPSO project.

(4)
NOK-denominated bond repayments are based on the foreign exchange rate as at September 30, 2017 and exclude the impact of the cross currency swaps. Excludes expected interest payments of $4.1 million (remainder of 2017), $16.2 million (2018) and $10.4 million (2019) $9.9 million (2020), $9.9 million (2021), $9.8 million (beyond 2021). Expected interest payments are based on NIBOR, plus margins which ranged between 4.25% and 5.75% as at September 30, 2017. The expected interest payments do not reflect the effect of related cross currency swaps that we have used as an economic hedge of certain of our NOK-denominated obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Part I, Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies in our Annual Report on Form 20-F for the year ended December 31, 2016.
At September 30, 2017, the shuttle tanker and towage segments had goodwill attributable to them. Based on conditions that existed at September 30, 2017, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are described in our Annual Report on Form 20-F for the year ended December 31, 2016.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects, business strategy and other plans and objectives for future operations;

•
the Brookfield Transaction and the expected effects and benefits of the completion of the Brookfield Transaction on our operations and financial condition, including expectations regarding our enhanced liquidity as a result of the transactions;

•
our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next one-year period;

•	our ability to refinance existing debt obligations, to raise additional debt, to fund capital expenditures and negotiate extensions or redeployments of existing assets;

•	the negative impact of low oil prices on the likelihood of certain contract extensions;

•
the outcome and cost of claims and potential claims against us, including claims and potential claims by Sevan and COSCO relating to Logitel and cancellation of the UMS newbuildings, Sembcorp associated with the Randgrid FSO, Damen associated with the Petrojarl I FPSO, Petrobras associated with the Piranema Spirit FPSO and the Arendal Spirit UMS, Shell associated with the Petrojarl Knarr FPSO and Transocean associated with the ALP Forward;

•	the outcome of the negotiations for the lease and operate contract for the Petrojarl Varg FPSO unit;

•	offers of shuttle tankers, FSO units, or FPSO units and related contracts from Teekay Corporation and our accepting such offers;

•	acquisitions from third parties and obtaining offshore projects, that we or Teekay Corporation bid on or may be awarded;

•
certainty of completion, estimated delivery and completion dates, commencement dates of charters, intended financing and estimated costs for newbuildings, acquisitions, conversions and upgrades, including the towing and offshore installation vessel newbuildings, conversion of the Libra FPSO unit, the upgrade of the Petrojarl I FPSO unit and shuttle tanker newbuildings;

•	the ability of the Libra Joint Venture to obtain cross default waivers from the facility lenders associated with the Libra FPSO conversion;

•	our ability to recover the lower day rate on the Petrojarl I FPSO unit under the amended variable rate;

•	the expected employment of the newbuilding shuttle tankers under our agreement with Statoil and the expected required capacity in our CoA fleet in the North Sea;

•	expected employment and trading of older shuttle tankers;

•	payment of additional contingent consideration for our acquisitions of ALP;

•	the expectations as to the chartering of unchartered vessels, including the towage newbuildings and the HiLoad DP unit;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter contracts;

•	timing of settlement of amounts due to and from affiliates;

•	the future valuation of goodwill;

•	our compliance with covenants under our credit facilities;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner;

•	the completion of our NOK bond refinancing and our expected uses of proceeds from equity and debt issuances;

•	increasing the efficiency of our business and redeploying vessels as charters expire or terminate; and

•	our ability to pay distributions on our common units and the amounts of such distributions.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”,

“intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: failure to realize the expected benefits of the Brookfield Transaction; failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production, conversion or vessel delivery delays; failure to obtain required approvals by the Conflicts Committee of our general partner to acquire other vessels or offshore projects from Teekay Corporation or third parties; our potential inability to fund our liquidity needs for the upcoming 12-month period, to raise financing to refinance debt maturities, fund existing projects or purchase additional vessels; our cash flows and levels of available cash, and the levels of cash reserves established by the Board of Directors of our general partners and required by any financing agreements; the effects of the issuance of additional common units and other equity securities on cash distributions; the outcome of discussions or legal action with COSCO, Sembcorp, Damen, Petrobras, Shell, Transocean and third parties relating to existing or potential claims; the outcome of discussions with QGEP and lenders of the Petrojarl I loan facility relating to the project delays in the delivery of the unit; our exposure to currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; potential inability to obtain charters related to the towage newbuildings; our inability to negotiate acceptable terms with the lenders of the Arendal Spirit UMS debt facility; delays in the start-up of offshore oil fields related to the CoA contracts or the actual vessel equivalent requirements of new CoAs; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2016. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2017
PART I – FINANCIAL INFORMATION
ITEM 3    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR or NIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at September 30, 2017 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance							Fair
	of					There-		Value
	2017	2018	2019	2020	2021	after	Total	Liability	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.)(2)	215.4	590.1	328.4	325.1	275.4	580.5	2,314.9	2,195.4	3.5%
Variable Rate (NOK)(3)	—	—	125.6	—	—	153.2	278.8	278.8	5.9%
Fixed Rate Debt ($U.S.)(4)	5.5	25.3	327.3	25.8	29.5	315.8	729.2	784.9	6.6%
Interest Rate Swaps:
Contract Amount(5)(6)	47.8	218.4	95.4	449.3	326.7	542.7	1,680.3	185.2	3.5%
Average Fixed Pay Rate(2)	2.5%	1.7%	2.8%	2.9%	4.2%	4.6%	3.5%
________________

(1)
Rate relating to long-term debt refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt. Rate relating to interest rate swaps refers to the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of September 30, 2017 ranged between 0.30% and 4.75% based on LIBOR and between 4.25% and 5.75% based on NIBOR.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)
Interest payments on NOK-denominated debt and interest rate swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars. Please see the table in the Foreign Currency Fluctuation Risk section below and read Item 1 – Financial Statements: Note 7 – Derivative Instruments and Hedging Activities.

(4)	Includes amounts related to the Brookfield Promissory Note.

(5)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(6)
Includes five interest rate swaps, which as at September 30, 2017, had a total notional amount of $756.5 million and a total fair value liability of $163.5 million. These interest rate swaps include early termination provisions, which if exercised, would terminate these interest rate swaps in 2021.

Foreign Currency Fluctuation Risk
Our functional currency is the U.S. Dollar because most of our revenues and operating costs are in U.S. Dollars. We incur certain vessel operating expenses, general and administrative expenses and a portion of our capital conversion and upgrade projects in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, the Australian Dollar, Brazilian Real, British Pound, Euro and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.
We may continue to seek to hedge certain of our currency fluctuation risks in the future. At September 30, 2017, we were committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Average Forward Rate (1)	Expected Maturity		Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge
			2017	2018
			(in thousands of U.S. Dollars)
Norwegian Kroner	165,000	8.20	12,289	7,829	532
Euro	3,750	0.92	4,087	—	320
			16,376	7,829	852

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
We incur interest expense on our NOK-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 1 – Financial Statements: Note 7. Derivative Instruments and Hedging Activities.
As at September 30, 2017, we were committed to the following cross currency swaps:

Notional Amount NOK (thousands)	Principal Amount USD (thousands)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability) (in thousands of U.S. Dollars)	Remaining Term (years)
		Reference Rate	Margin

224,970 (1)(2)(3)	38,002	NIBOR	5.75%	8.84%	(10,731)	1.2
283,100 (1)(2)(4)	50,794	NIBOR	5.75%	7.58%	(16,402)	1.3
1,000,000	162,200	NIBOR	4.25%	7.45%	(42,414)	1.3
					(69,547)

(1)	Notional amount reduces equally with NOK bond repayments.

(2)	These swaps were partially settled during the three months ended September 30, 2017. The remaining amounts of these swaps were settled in October 2017.

(3)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 3.9 million for $0.7 million.

(4)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 6.8 million for $1.2 million.

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at September 30, 2017, we were not committed to any bunker fuel swap contracts.

ITEM 4 -    CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the nine months ended September 30, 2017, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2017
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
Occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
Please read Item 1 - Financial Statements: Note 9 - Commitments and Contingencies: Parts a), c), g), h) and j) for a description of certain potential claims and claims made against us.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, Item 3. Key Information - Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2016, as well as in Part II - Other Information, Items 1A - Risk Factors in our Report on Form 6-K for the quarter ended June 30, 2017, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
On September 25, 2017, Brookfield TK TOLP L.P., an affiliate of public company Brookfield Business Partners L.P. (or Brookfield TOLP), Teekay Corporation, each of which is an accredited investor, invested $610.0 million and $30.0 million, respectively, in us in exchange for (a) 244.0 million and 12.0 million common units, respectively, at a price of $2.50 per common unit and (b) 62.4 million and 3.1 million common unit warrants, respectively, with an exercise price of $0.01 per unit and which warrants are exercisable through September 25, 2024 if our common unit volume-weighted average price is equal to or greater than $4.00 per common unit for 10 consecutive trading days prior to that date. Each issuance of securities qualified for an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits
The following exhibits are filed as part of this report:

4.1	Warrant Agreement, dated as of September 25,2017, by and between Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P.

4.2	Warrant Agreement, dated as of September 25,2017, by and between Teekay Offshore Partners L.P. and Teekay Shipping Limited

4.3	Second Amended and Restated Limited Liability Company Agreement, of Teekay Offshore GP L.L.C. dated September 25, 2017, by and between Teekay Holdings Limited and Brookfield TK TOGP L.P.

4.4	Registration Rights Agreement, dated September 25, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P.

10.1
Investment Agreement, dated as of July 26, 2017, between Teekay Offshore Partners L.P. and Brookfield TK TOP L.P. (incorporated by reference to Exhibit 10.1 to our report on Form 6-K (File No. 001 33198), furnished to the SEC on August 1, 2017)

10.2
Investment Agreement, dated as of July 26,2017, between Teekay Offshore Partners L.P. and Teekay Holdings Limited (incorporated by reference to Exhibit 10.2 to our report on Form 6-K (File No. 001 33198), furnished to the SEC on August 1, 2017)

10.3
Purchase Agreement, dated as of July 26, 2017, between Teekay Holdings Limited and Brookfield TK TOGP L.P.(incorporated by reference to Exhibit 10.3 to our report on Form 6-K (File No. 001 33198), furnished to the SEC on August 1, 2017)

10.4
Amended and Restated Subordinate Promissory Note, dated as of July 26, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P. (incorporated by reference to Exhibit 10.4 to our report on Form 6-K (File No. 001 33198), furnished to the SEC on August 1, 2017)

10.5	Master Services Agreement, dated September 25, 2017, by and between Teekay Corporation, Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P

10.6	Trademark License Agreement, dated September 25, 2017, by and between Teekay Corporation and Teekay Offshore Partners L.P.

10.7	Agreement, dated September 8, 2017, for U.S. $600,000,000 Revolving Credit Facility, between Teekay Shuttle Tankers L.L.C. and Den Norske Bank Capital L.L.C. and various other banks

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206461) FILED WITH THE SEC ON AUGUST 19, 2015

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212782) FILED WITH THE SEC ON JULY 29, 2016

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213229) FILED WITH THE SEC ON AUGUST 22, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: November 24, 2017	By:	/s/ Edith Robinson
Edith Robinson Secretary